SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 24, 2014

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated January 24, 2014: TECHNICAL CORRECTION to the pdf-document that was attached to the stock exchange release issued on January 23, 2014 at 1pm Finnish time on Nokia Corporation’s report for Q4 2013 and full year 2013

Nokia corrected results release dated January 24, 2014: Nokia Corporation Report for Q4 2013 and Full Year 2013

STOCK EXCHANGE RELEASE January 24, 2014

TECHNICAL CORRECTION to the pdf-document that was attached to the stock exchange release issued on January 23, 2014 at 1pm Finnish time on Nokia Corporation’s report for Q4 2013 and full year 2013

Nokia Corporation
Stock Exchange Release
January 24, 2014 at 15.05 (CET +1)

Espoo, Finland - Nokia published its financial statements release for the year 2013 at 1pm Finnish time on January 23, 2014. Nokia published in the stock exchange release a summary of the report and announced where the complete results report with tables is available.

The complete results report with tables included errors in the tables concerning the reconciliations between the reported and Non-IFRS results with respect to EPS figures. This error was in the table regarding the fourth quarter 2013 and on the table regarding the full year 2013. The EPS figures in columns “Non-IFRS 10-12/2013” and “Reported 10-12/2012 in the table starting on page 21 were switched by mistake. The EPS figures in the table starting on page 39 in the columns “Non-IFRS 1-12/2013” and “Reported 1-12/2012” were also switched by mistake. The EPS figures were correct in other sections of the report, including in the consolidated income statements table on page 15 for the fourth quarter 2013 and on page 34 for the full year 2013.

Additionally, in the table on page 25 titled “DISCONTINUED OPERATIONS, reported” the minus signs were missing from the negative numbers and this error has been corrected. The minus signs were correct in other sections of the report, including in the consolidated income statements for the fourth quarter on page 15.

1

The corrected pdf file attachment of the financial statement release is attached to this stock exchange release and is also available at http://www.nokia.com/financials.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

2

RESULTS REPORT

Nokia Corporation	January 23, 2014 at 13:00 (CET +1)

Nokia Corporation Report for Q4 2013 and Full Year 2013

FINANCIAL AND OPERATING HIGHLIGHTS

Fourth quarter 2013 highlights for continuing operations*:

Nokia’s non-IFRS EPS in Q4 2013 of EUR 0.08 (0.06 in Q3 2013); reported EPS of EUR 0.05 (0.04 in Q3 2013)

Nokia’s net sales in Q4 2013 were EUR 3.5 billion, up 18% compared to Q3 2013

•                  In Q4 2013, underlying operating profitability for Nokia’s continuing operations increased to EUR 408 million or 11.7% of net sales, compared to EUR 344 million or 11.7% of net sales in Q3 2013.

•                  NSN achieved solid underlying operating profitability, with Q4 2013 non-IFRS operating margin of 11.2% compared to 8.4% in Q3 2013. This reflected strong gross margin and continued progress relative to its strategy in a seasonally strong quarter, partially offset by higher than normal non-IFRS other expenses.

•                  HERE’s external net sales grew to EUR 225 million, an increase of 10% year-on-year and 28% sequentially.

•                  Nokia announced that Samsung extended a patent license agreement between Nokia and Samsung for 5 years. Samsung will pay compensation to Nokia for the period commencing from January 1, 2014. The amount to be paid by Samsung will be finally settled in a binding arbitration, which is expected to be concluded during 2015.

Full year 2013 highlights for continuing operations*:

Nokia’s full year 2013 non-IFRS EPS of EUR 0.21 (0.13 in 2012); reported EPS of EUR 0.05 (-0.20 in 2012)

Nokia’s full year net sales 2013 were EUR 12.7 billion, down 17% compared to full year 2012

•                  Despite NSN’s lower top line, underlying operating profitability improved to EUR 1.1 billion or 9.7% of net sales, compared to EUR 0.8 billion or 5.7% of net sales in 2012, reflecting strong gross margin and continued progress relative to its strategy.

•                  NSN achieved its target to reduce non-IFRS annualized operating expenses and production overheads by more than EUR 1.5 billion by the end of 2013, compared to the end of 2011.

•                  NSN reported net profit improved to EUR 15 million, compared to a reported net loss of EUR 1.4 billion in 2012, reflecting lower levels of restructuring charges, strong operational performance in both Global Services and Mobile Broadband, and lower purchase price accounting related expenses.

Balance sheet highlights:

•                  Nokia Group ended 2013 with a strong balance sheet and solid cash position with gross cash of EUR 9.0 billion and net cash of EUR 2.3 billion compared to EUR 9.1 billion and EUR 2.4 billion, respectively, at the end of Q3 2013. At the end of 2013, NSN’s contribution to Nokia Group gross and net cash was EUR 2.8 billion and EUR 1.7 billion, respectively, compared to EUR 2.7 billion and EUR 1.5 billion at the end of Q3 2013.

Additional information*:

•                  Nokia received shareholder approval for the sale of substantially all of its Devices & Services business at our Extraordinary General Meeting. As a result, Nokia has commenced reporting substantially all of its Devices & Services business as discontinued operations. In Q4 2013, discontinued operations net sales were EUR 2.6 billion and non-IFRS operating margin was -7.3%. Full year 2013 discontinued operations net sales were EUR 10.7 billion and non-IFRS operating margin was -4.8%. Within discontinued operations, we continue to focus on innovation as well as working capital efficiency and the overall cash flow performance.

•                  Nokia achieved its target to reduce its Devices & Services non-IFRS operating expenses to an annualized run rate of approximately EUR 3.0 billion by the end of 2013.

*See note 3 to our Summary Financial Information table below concerning our current operational and reporting structure.

Risto Siilasmaa, Nokia Chairman and interim CEO commented on the company’s progress:

“The fourth quarter of 2013 was a watershed moment in Nokia’s history. Having received overwhelmingly strong support from our shareholders at our extraordinary general meeting in November for the sale of our phones business to Microsoft, we are diligently working towards defining Nokia’s future direction. I am pleased with the progress we have made thus far in our strategy evaluation and excited by the opportunities ahead for each of our three continuing businesses: NSN, HERE and Advanced Technologies.

During the fourth quarter, Nokia’s continuing businesses produced a healthy underlying operating margin of 12%. While the first quarter of the year is seasonally weak for our continuing operations, we continue to expect the closing of the Microsoft transaction to significantly improve Nokia’s earnings profile.

The strength of NSN’s underlying profitability highlights just how fundamentally different the company is today, compared with two years ago when it started its restructuring and transformation program. Today, we are more focused, more innovative and more disciplined. With these fundamental elements in place, we believe NSN is well-positioned to deliver solid business performance for the year ahead.

For HERE, we see long-term transformational growth opportunities in the automotive market, as well as in other industries.  Thus, we are planning to increase investment levels in 2014 to capture these exciting opportunities in the coming years.

For Advanced Technologies, we are focused on continuing to invest in innovation, implementing our successful business strategy of licensing our industry leading intellectual property to companies interested in Nokia’s innovations, and are planning to add further value to our partners through technology licensing.”

SUMMARY FINANCIAL INFORMATION

	Reported and Non-IFRS fourth quarter 2013 results(1)-(4)					Reported and Non-IFRS full year 2013 results(1)-(5)
EUR million	Q4/13	Q4/12	YoY Change	Q3/13	QoQ Change	2013	2012	YoY Change
Nokia’s continuing operations
Net sales	3 476	4 413	-21%	2 939	18%	12 709	15 400	-17%
Operating profit	274	329	-17%	262	5%	519	-821
Operating profit (non-IFRS)	408	670	-39%	344	19%	1 436	1 142	26%
EPS, EUR diluted	0.05	0.06	-17%	0.04	25%	0.05	-0.21
EPS, EUR diluted (non-IFRS)	0.08	0.10	-20%	0.06	33%	0.21	0.13	62%
Net cash from operating activities						1 152	1 930	-40%
Net cash and other liquid assets(6)	2 309	4 360	-47%	2 413	-4%	2 309	4 360	-47%
Nokia Solutions and Networks
Net sales	3 105	3 988	-22%	2 592	20%	11 282	13 779	-18%
Mobile Broadband net sales	1 563	1 776	-12%	1 259	24%	5 347	6 043	-12%
Global Services net sales	1 540	1 979	-22%	1 331	16%	5 753	6 929	-17%
Operating profit	243	252	-4%	166	46%	420	-795
Operating profit (non-IFRS)	349	576	-39%	218	60%	1 089	782	39%
Operating margin %	7.8%	6.3%		6.4%		3.7%	-5.8%
Operating margin % (non-IFRS)	11.2%	14.4%		8.4%		9.7%	5.7%
HERE
Net sales	254	278	-9%	211	20%	914	1 103	-17%
Operating profit	18	-56		14	29%	-154	-301
Operating profit (non-IFRS)	25	40	-38%	20	25%	48	154	-69%
Operating margin %	7.1%	-20.1%		6.6%		-16.8%	-27.3%
Operating margin % (non-IFRS)	9.8%	14.4%		9.5%		5.2%	13.9%
Advanced Technologies
Net sales	121	151	-20%	140	-14%	529	534	-1%
Operating profit	65	100	-35%	83	-22%	310	325	-5%
Operating profit (non-IFRS)	82	100	-18%	84	-2%	329	329
Operating margin %	53.7%	66.2%		59.3%		58.6%	60.9%
Operating margin % (non-IFRS)	67.8%	66.2%		60.0%		62.2%	61.6%

Discontinued operations
Net sales	2 633	3 701	-29%	2 758	-5%	10 735	15 152	-29%
Operating profit	-198	97		-145		-590	-1 479
Operating profit (non-IFRS)	-191	-47		-130		-520	-1 012
Operating margin %	-7.5%	2.6%		-5.3%		-5.5%	-9.8%
Operating margin % (non-IFRS)	-7.3%	-1.3%		-4.7%		-4.8%	-6.7%
Net cash from operating activities(6)						-1 081	-2 284

Nokia Group (continuing and discontinued operations)
EPS, EUR diluted	-0.01	0.05		-0.02		-0.17	-0.84
EPS, EUR diluted (non-IFRS)	0.03	0.05	-40%	0.01	200%	0.02	-0.17
Net cash from operating activities	53	563	-91%	9	489%	72	-354
Net cash and other liquid assets(6)	2 309	4 360	-47%	2 413	-4%	2 309	4 360	-47%

Note 1 relating to results information and non-IFRS (also referred to as “underlying”) results: The results information in this report is unaudited.  In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS results exclude all material special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from (i) the formation of NSN and (ii) all business acquisitions completed after June 30, 2008. Nokia believes that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. See note 2 below for information about the exclusions from our non-IFRS results. More information, including a reconciliation of our Q4 2013 and Q4 2012 non-IFRS results to our reported results, can be found in our complete Q4 2013 and full year 2013 report with tables on pages 15 and 17-22. A reconciliation of our Q3 2013 non-IFRS results to our reported results can be found in our complete Q3 interim report with tables on pages 24 and 27-32 published on October 29, 2013.

Note 2 relating to non-IFRS exclusions for continuing operations:

Q4 2013 — EUR 135 million (net) consisting of:

•                  EUR 95 million restructuring charge and other associated items in Nokia Solutions and Networks.

•                  EUR 4 million restructuring charge in HERE

•                  EUR 22 million of transaction and other related costs resulting from the proposed sale of Devices & Services business to Microsoft

•                  EUR 11 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of Motorola Solutions’ networks assets

•                  EUR 3 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

Q3 2013 — EUR 82 million (net) consisting of:

•                  EUR 39 million restructuring charge and other associated items in Nokia Solutions and Networks.

•                  EUR 3 million restructuring charge in HERE

•                  EUR 1 million restructuring charge in Advanced Technologies

•                  EUR 5 million restructuring related impairments in Corporate Common

•                  EUR 18 million of transaction costs related to the proposed sale of Devices & Services business to Microsoft

•                  EUR 13 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of Motorola Solutions’ networks assets

•                  EUR 3 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

Q3 2013 taxes — EUR 11 million tax benefits related to previous year’s earnings.

Q4 2012 — EUR 341 million (net) consisting of:

•                  EUR 255 million restructuring charge and other associated item in Nokia Solutions and Networks, including EUR 34 million of net charges related to country and contract exits based on new strategy that focuses on key markets and product segments, as well as an impairment of assets of EUR 2 million.

•                  EUR 9 million restructuring charge in HERE

•                  EUR 79 million gain on sale of real estate in Corporate Common

•                  EUR 67 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks and the acquisition of Motorola Solutions’ networks assets

•                  EUR 87 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

Note 3 relating to operational and reporting structure: Nokia introduced a new reporting structure starting with the reporting of the fourth quarter 2013 and full year 2013 results report.  Nokia has three continuing businesses: Nokia Solutions and Networks (NSN), HERE and Advanced Technologies. Nokia reports financial information for a total of four reportable segments - Mobile Broadband and Global Services within NSN, HERE, and Advanced Technologies - and, additionally, separate information for Discontinued Operations. NSN is one of the leading global providers of telecommunications infrastructure hardware, software and services, with the focus on the mobile broadband market. On August 7, 2013 Nokia completed the acquisition of Siemens’ stake in Nokia Siemens Networks, which was a joint venture between Nokia and Siemens. In accordance with this transaction, the Siemens name has been phased out from Nokia Siemens Networks’ company name and branding. The new name and brand is Nokia Solutions and Networks, also referred to as NSN, which is being used also for financial reporting purposes. Until the end of the second quarter 2013, NSN has been reported as a single reportable segment for Nokia financial reporting purposes. Since then Nokia reports financial information for two operating and reportable segments within NSN, Mobile Broadband and Global Services. Mobile Broadband provides mobile operators with radio and core network software together with the hardware needed to deliver mobile voice and data services. Global Services provides mobile operators with a broad range of services, including professional services, network implementation and customer care services. NSN also contains NSN Other, which includes net sales and related cost of sales and operating expenses of non-core businesses as well as Optical Networks through May 6, 2013 when its divestment was completed. HERE focuses on the development of location-based services and local commerce. We introduced HERE as the new brand for our location and mapping service in November 2012. As of January 1, 2013 our Location & Commerce business and reportable segment was renamed HERE. Advanced Technologies business builds on several of Nokia’s current Chief Technology Office (CTO) and Intellectual Property Rights activities through advanced research, development and concept products in areas such as connectivity, sensing and material technologies, as well as web and cloud technologies. At the same time, Advanced Technologies plans to continue to build Nokia’s patent portfolio from this innovation and targets to expand its industry-leading technology licensing program, spanning technologies that enable mobility today and tomorrow. Nokia’s IPR income is reported with Advanced Technologies. Nokia has signed an agreement on September 2, 2013 to enter into a transaction whereby Nokia will sell substantially all of its Devices & Services business to Microsoft. After receiving shareholder confirmation and approval at Nokia’s Extraordinary General Meeting in November 2013 for the pending sale of substantially all of its Devices & Services business, Nokia is currently reporting substantially all of its former Devices & Services business as discontinued operations. Historical results information for past periods before the fourth quarter 2013 has been regrouped for historical comparative purposes. As is customary, certain judgments have been made when regrouping historical results information and allocating items in the regrouped results.

Note 4 relating to changes to historical comparative financials due to revised IFRS accounting standard, IAS19 Employee Benefits: The historical comparative financials presented in this report include certain changes to previously reported information. These changes result from the retrospective application of a revised IFRS accounting standard IAS19, Employee Benefits and mainly relate to consolidated statements of comprehensive income and financial position. For more information on the adjustments between the previously reported information and the adjusted information, please see the related disclosure starting on page 39 of the complete Q1 2013 interim report with tables published on April 18, 2013.

Note 5 relating to January-December 2013 results: Further information about the results for the period from January 1 to December 31, 2013 can be found on pages 27-32, 34-45 and 47 of the complete Q4 2013 and full year 2013 report with tables.

Note 6 relating to Nokia net cash and other liquid assets: Calculated as total cash and other liquid assets less interest-bearing liabilities. For selected information on Nokia Group interest-bearing liabilities, please see the table on pages 53-54 of the complete Q4 2013 and full year 2013 report with tables.

NOKIA OUTLOOK

Continuing Operations

•                  Nokia expects NSN’s non-IFRS operating margin for the full year 2014 to be towards the higher end of NSN’s targeted long term non-IFRS operating margin range of 5% to 10%.  This outlook is based on Nokia’s expectations regarding a number of factors, including:

•                  competitive industry dynamics;

•                  product and regional mix;

•                  the timing of major new network deployments;

•                  efforts to drive year-on-year net sales growth in the second half of 2014; and

•                  expected continued improvement under NSN’s transformation programs.

•                  Nokia expects NSN’s non-IFRS operating margin in the first quarter 2014 to be approximately 5% plus or minus 4 percentage points.  This outlook is based on Nokia’s expectation that the first quarter will be seasonally weak, in addition to the factors mentioned above.

•                  During 2014 Nokia expects HERE to invest to capture longer term transformational growth opportunities. This is expected to negatively affect HERE’s 2014 non-IFRS operating margin.

•                  Nokia expects Advanced Technologies annualized net sales run rate to increase to approximately EUR 600 million during 2014, after Microsoft becomes a more significant intellectual property licensee in conjunction with the sale of substantially all of our Devices & Services business to Microsoft. This compares to Advanced Technologies’ current annualized net sales run rate of approximately EUR 500 million.

•                  On a non-IFRS basis, until a pattern of tax profitability is reestablished in Finland, Nokia expects to record approximately EUR 250 million of annualized tax expense for the continuing operations. This corresponds to the total anticipated cash tax obligations for NSN, HERE, and Advanced Technologies.  After a pattern of tax profitability is reestablished in Finland, Nokia expects to record tax expenses at a long term effective tax rate of approximately 25%, however Nokia’s cash tax obligations are expected to remain at approximately EUR 250 million annually until Nokia’s Finnish tax losses carried forward of approximately EUR 11 billion have been fully utilized.

•                  Nokia expects full year 2014 capital expenditures for continuing operations to be approximately EUR 200 million, primarily attributable to NSN.

Discontinued Operations

•                  Nokia received shareholder approval for the sale of substantially all of its Devices & Services business at our Extraordinary General Meeting. As a result, Nokia has commenced reporting substantially all of its Devices & Services business as discontinued operations. In the first quarter 2014, Nokia expects the discontinued operations related to the Devices & Services business to generate a negative operating margin on a non-IFRS basis.

NOKIA’S ANNUAL GENERAL MEETING 2014

Nokia’s Annual General Meeting 2014 is scheduled to be held on June 17, 2014. The Nokia Board of Directors will convene the meeting and publish the notice and related proposals at a later date.

As announced earlier, Nokia’s Board of Directors is conducting a strategy evaluation for Nokia Group between signing and closing of the transaction whereby Nokia will sell substantially all of its Devices & Services business and license its patents to Microsoft. This evaluation is comprised of evaluations of strategies for each of Nokia’s three continuing businesses and possible synergies between them, as well as an evaluation of the optimal corporate and capital structure for Nokia after the closing of the transaction. After this evaluation is complete, deemed excess capital is planned to be distributed to shareholders. The Nokia Board of Directors will decide on its proposal to the Annual General Meeting on distributions to shareholders only after the anticipated closing of the transaction and the completion of the strategy evaluation.

NOKIA TO SELL DEVICES & SERVICES TO MICROSOFT IN EUR 5.44 BILLION ALL-CASH TRANSACTION

On September 3, 2013, Nokia announced that it had signed an agreement to enter into a transaction whereby Nokia will sell substantially all of its Devices & Services business and license its patents to Microsoft for EUR 5.44 billion in cash, payable at closing.

At our Extraordinary General Meeting on November 19, 2013, Nokia received shareholder approval for the sale, with more than 99% of the votes cast in support of the proposal and recommendation of the Nokia Board of Directors.  As a result, Nokia has commenced reporting substantially all of its Devices & Services business as discontinued operations.

The transaction is expected to close in the first quarter of 2014, subject to regulatory approvals and other customary closing conditions.  As of the end of 2013, Nokia has received the majority of regulatory approvals for the transaction.

FOURTH QUARTER 2013 FINANCIAL AND OPERATING DISCUSSION

NOKIA’S CONTINUING OPERATIONS

See note 3 to our Summary Financial Information table above concerning our current operational and reporting structure and note 4 concerning certain changes to historical comparative financials due to a revised IFRS accounting standard, IAS19 Employee Benefits. The following discussion includes information on a non-IFRS, or underlying business performance, basis. See notes 1 and 2 to our Summary Financial Information table above for information about our underlying non-IFRS results and the non-IFRS exclusions for the periods discussed below.

The following table sets forth the year-on-year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

FOURTH QUARTER 2013 NET SALES, REPORTED & CONSTANT CURRENCY(1)

	YoY Change	QoQ Change
Continuing operations net sales — reported	-21%	18%
Continuing operations net sales - constant currency(1)	-17%	18%
NSN net sales — reported	-22%	20%
NSN net sales - constant currency(1)	-19%	20%
HERE net sales — reported	-9%	20%
HERE net sales - constant currency(1)	-8%	21%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

At constant currency Nokia’s continuing operations net sales would have decreased 17% year-on-year and increased 18% sequentially.

The following table sets forth Nokia’s continuing operations financial position at the end of the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA’S CONTINUING OPERATIONS CASH FLOW AND FINANCIAL POSITION

EUR million	Q4/2013	Q4/2012	YoY Change	Q3/2013	QoQ Change
Total cash and other liquid assets	8 971	9 909	-9%	9 134	-2%
NSN contribution	2 768	2 420	14%	2 656	4%
Net cash and other liquid assets(1)	2 309	4 360	-47%	2 413	-4%
NSN contribution	1 678	1 270	32%	1 536	9%

Note 1: Total cash and other liquid assets minus interest-bearing liabilities.

In the fourth quarter 2013, Nokia’s total cash and other liquid assets decreased by EUR 163 million and Nokia’s net cash and other liquid assets decreased by EUR 104 million, compared to the third quarter 2013. The sequential decline in Nokia’s net cash and other liquid assets was primarily due to cash outflows from discontinued operations, which more than offset cash inflows from Nokia’s continuing operations. The cash inflows from Nokia’s continuing operations were primarily driven by an increase in NSN’s profitability on a sequential basis. Excluding approximately EUR 150 million of restructuring-related cash outflows, NSN had cash inflows from net working capital in the fourth quarter 2013 of approximately EUR 80 million.

At the end of the fourth quarter 2013, NSN’s contribution to Nokia’s total cash and other liquid assets was approximately EUR 2.8 billion and its contribution to Nokia’s net cash and other liquid assets was approximately EUR 1.7 billion, a sequential increase of approximately EUR 110 million and EUR 140 million, respectively.

In the fourth quarter 2013, Nokia’s continuing operations financial income and expenses was a net expense of EUR 50 million, compared to a net expense of 52 million in the fourth quarter 2012 and a net expense of EUR 63 million in the third quarter 2013.  On a year-on-year basis, the decrease was primarily due to lower net foreign exchange-related losses, partially offset by higher interest expenses. On a sequential basis, the decrease was primarily due to the recognition of income related to one of our investments and lower interest expenses, partially offset by higher net foreign exchange-related losses.

At the end of the fourth quarter 2013, Nokia’s continuing operations in Finland had approximately EUR 2.2 billion (calculated at the Finnish corporate tax rate of 20%) of net deferred tax assets that have not been recognized in the financial statements as the net deferred tax assets were subject to a valuation allowance. The majority of Nokia’s Finnish deferred tax assets are indefinite in nature and available against future Finnish tax income. Given the likely impact of the expected transaction and related licensing agreements with Microsoft on the continuing Nokia businesses as well as the recent financial performance of NSN, the company will continue closely monitoring the need for the valuation allowance.

NOKIA SOLUTIONS AND NETWORKS

The following table sets forth a summary of the results for NSN and its reportable segments, Mobile Broadband and Global Services, for the periods indicated, as well as the year-on-year and sequential growth rates.

NSN RESULTS SUMMARY

	Q4/2013	Q4/2012	YoY Change	Q3/2013	QoQ Change
Net sales (EUR million)	3 105	3 988	-22%	2 592	20%
Mobile Broadband net sales (EUR million)	1 563	1 776	-12%	1 259	24%
Global Services net sales (EUR million)	1 540	1 979	-22%	1 331	16%
Non-IFRS gross margin (%)	37.6%	36.0%		36.6%
Non-IFRS operating expenses (EUR million)	771	843	-9%	732	5%
Non-IFRS operating margin (%)	11.2%	14.4%		8.4%
Mobile Broadband contribution margin (%)	7.5%	16.8%		4.9%
Global Services contribution margin (%)	15.2%	11.7%		12.3%
Operating margin (%)	7.8%	6.3%		6.4%

Net Sales

The following table sets forth NSN net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

NSN NET SALES BY GEOGRAPHIC AREA

EUR million	Q4/2013	Q4/2012	YoY Change	Q3/2013	QoQ Change
Europe	834	1 058	-21%	701	19%
Middle East & Africa	337	388	-13%	247	36%
Greater China	424	416	2%	278	53%
Asia-Pacific	907	1 176	-23%	791	15%
North America	263	426	-38%	299	-12%
Latin America	340	524	-35%	276	23%
Total	3 105	3 988	-22%	2 592	20%

The year-on-year decrease of 22% in NSN net sales in the fourth quarter 2013 was partially due to divestments of businesses not consistent with its strategic focus, as well as the exiting of certain customer contracts and countries. Excluding these two factors, NSN net sales in the fourth quarter 2013 declined by approximately 15% primarily due to reduced wireless infrastructure deployment activity, which affected both Global Services and Mobile Broadband. Additionally, NSN net sales were negatively affected by foreign currency fluctuations. The year-on-year decrease in Mobile Broadband was primarily due to lower sales in GSM and core networks, which were partially offset by an increase in LTE sales primarily in Greater China, Europe and Asia-Pacific excluding Japan. The year-on-year decrease in Global Services was primarily due to a reduction in network implementation activity, consistent with lower levels of large scale Mobile Broadband deployments, and the exiting of certain contracts in line with NSN’s strategic focus. On a regional basis, NSN continued to have lower net sales in Japan following high levels of spending in the fourth quarter 2012. In Europe, the year-on-year sales decline was primarily related to network modernization and divestments in line with NSN’s strategy. The year-on-year sales decline in Latin America was primarily driven by constrained operator spending and certain contract exits. Finally, the year-on-year decline in Middle East and Africa was primarily due to country exits.

The sequential increase of 20% in NSN net sales in the fourth quarter 2013 reflects a seasonal increase in sales in both Mobile Broadband and Global Services. The increase in Mobile Broadband net sales was driven by growth across our radio access portfolio. The increase in Global Services was driven by growth in all business lines. On a regional basis, NSN’s net sales increased sequentially primarily due to Greater China, Middle East & Africa and Asia Pacific, partially offset by lower sales in North America.

In the fourth quarter 2013, Global Services represented 50% of NSN net sales, compared to 50% in the fourth quarter 2012 and 51% in the third quarter 2013. In the fourth quarter 2013, Mobile Broadband represented 50% of NSN net sales, compared to 45% in the fourth quarter 2012 and 49% in the third quarter 2013.

At constant currency, NSN net sales would have decreased 19% year-on-year and increased 20% sequentially.

Non-IFRS Gross Margin

On a year-on-year basis, the increase in NSN non-IFRS gross margin in the fourth quarter 2013 was due to a higher gross margin in Global Services related to significant efficiency improvements as a result of NSN’s restructuring program, as well as a higher proportion of Mobile Broadband in the overall sales mix. This was partially offset by a slightly lower gross margin in Mobile Broadband driven by lower net sales in Japan and North America and costs incurred in anticipation of a technology shift to TD-LTE related to major projects in China, as well as the absence of non-recurring IPR income which benefitted the fourth quarter 2012 by approximately EUR 30 million.

On a sequential basis, the increase in NSN non-IFRS gross margin in the fourth quarter 2013 was primarily due to a higher gross margin in Global Services offset by a lower gross margin in Mobile Broadband. The higher gross margin in Global Services was primarily driven by seasonally higher network implementation activities. The gross margin decline in Mobile Broadband was primarily due to lower net sales in North America.

Non-IFRS Operating Expenses

NSN non-IFRS research and development expenses decreased 10% year-on-year in the fourth quarter 2013. On a year-on-year basis, non-IFRS research and development expenses were lower primarily due to business divestments and reduced investments in business activities that are not consistent with NSN’s focused strategy, as well as increased research and development efficiency, partially offset by higher investments in areas that are consistent with NSN’s focused strategy, most notably LTE. On a sequential basis, non-IFRS research and development expenses increased 3% primarily due to higher accrued incentive expenses consistent with NSN’s business performance in the fourth quarter 2013.

On a year-on-year basis, NSN non-IFRS sales and marketing expenses decreased 16% primarily due to structural cost savings from NSN’s transformation and restructuring program. On a sequential basis NSN’s non-IFRS sales and marketing expenses increased 9% consistent with seasonally higher net sales and due to higher accrued incentive expenses consistent with NSN’s business performance in the fourth quarter 2013.

NSN non-IFRS general and administrative expenses increased 15% year-on-year and 9% sequentially in the fourth quarter 2013. On a year-on-year basis, non-IFRS general and administrative expenses were higher, primarily due to consultancy fees related to information technology and other projects. On a sequential basis non-IFRS general and administrative expenses were higher due to higher accrued incentive expenses consistent with NSN’s business performance in the fourth quarter 2013.

Non-IFRS Operating Margin

The year-on-year decrease in NSN non-IFRS operating margin in the fourth quarter 2013 was primarily due to a lower contribution margin in Mobile Broadband, partially offset by a higher contribution margin in Global Services.

On a year-on-year basis, the 9.3 percentage point decline in Mobile Broadband contribution margin was primarily due to higher operating expenses as a percentage of net sales and, to a lesser extent, by slightly lower gross margin. The year-on-year 3.5 percentage point increase in Global Services contribution margin was primarily due to higher gross margin, partially offset by higher operating expenses as a percentage of net sales.

On a sequential basis, NSN non-IFRS operating margin increased due to higher contribution margin for both Global Services and Mobile Broadband, which increased by 2.9 and 2.6 percentage points, respectively. The sequential increase in Global Services contribution margin was primarily due to higher gross margin partially offset by higher operating expenses as a percentage of net sales. The sequential increase in Mobile Broadband contribution margin was primarily due to lower operating expenses as a percentage of net sales partially offset by a lower gross margin.

NSN non-IFRS other income and expenses for the fourth quarter 2013 was an expense of EUR 50 million, compared to an expense of EUR 16 million in the fourth quarter 2012, and income of EUR 1 million in the third quarter 2013. On a year-on-year basis, the change in non-IFRS other income and expenses was primarily due to a non-recurring litigation provision and a write down of a VAT receivable. In addition to these items the sequential increase was also negatively affected by an increase in doubtful account allowances and asset retirement charges that are recurring in nature, but were at an elevated level in the fourth quarter 2013.

Operating Margin

The year-on-year increase in NSN operating margin in the fourth quarter 2013 was primarily due to a higher gross margin. NSN’s operating expenses also declined as a result of the absence of purchase price accounting-related items arising from the formation of Nokia Siemens Networks, which had been fully amortized as of the end of the first quarter 2013. NSN’s other income and expenses was an expense of EUR 145 million in the fourth quarter 2013, compared to an expense of EUR 274 million in the fourth quarter 2012. The decline in NSN’s other income and expenses was primarily due to lower restructuring charges.

On a sequential basis NSN operating margin increased primarily due to higher gross margin, and to a lesser extent from lower operating expenses as a percentage of net sales. NSN’s other income and expense was an expense of EUR 145 million in the fourth quarter 2013, compared to an expense of EUR 38 million in the third quarter 2013. The increase in NSN’s other income and expenses was primarily due to higher restructuring charges and due to a non-recurring litigation provision and a write down of a VAT receivable. In addition to these items the sequential increase was also negatively affected by an increase in doubtful account allowances and asset retirement charges that are recurring in nature, but were at an elevated level in the fourth quarter 2013.

Global Restructuring Program

The following table sets forth a summary of NSN cost reduction activities and planned operational adjustments under the global restructuring program announced in November 2011.

NSN RESTRUCTURING SUMMARY (Program announced in November 2011)

EUR (million)	Q4/2013 (approximate)	Cumulative up to Q4/2013 (approximate)	2013 (approximate)	2014 (approximate estimate)	Total (approximate estimate)
Restructuring-related charges	94	1 850	550	100	1 950
Restructuring-related cash outflows	150	1 250	600	450	1 700

NSN achieved a reduction in its non-IFRS annualized operating expenses and production overheads by more than EUR 1.5 billion at the end of 2013, compared to the end of 2011. In conjunction with this restructuring program, NSN estimates total restructuring related charges of approximately EUR 1.95 billion, as well as total restructuring related cash outflows of approximately EUR 1.7 billion. This is an update to the earlier estimate of approximately EUR 1.8 billion for restructuring related charges and approximately EUR 1.6 billion for restructuring related cash outflows.

Non-cash charges and timing differences account for the differences between the above charges and the corresponding cash out-flows. Changes in estimates of timing or amounts of costs to be incurred and associated cash flows may become necessary as the transformation and restructuring program is being completed.

HERE

The following table sets forth a summary of the results for HERE for the periods indicated, as well as the year-on-year and sequential growth rates.

HERE RESULTS SUMMARY

	Q4/2013	Q4/2012	YoY Change	Q3/2013	QoQ Change
Net sales (EUR million)	254	278	-9%	211	20%
External net sales (EUR million)	225	204	10%	176	28%
Internal net sales (EUR million)	29	74	-61%	35	-17%
Non-IFRS gross margin (%)	75.6%	82.0%		82.5%
Non-IFRS operating expenses (EUR million)	167	189	-12%	153	9%
Non-IFRS operating margin (%)	9.8%	14.4%		9.5%
Operating margin (%)	7.1%	-20.1%		6.6%

Net Sales

In the fourth quarter 2013, the year-on-year increase in external HERE net sales was primarily due to higher sales to vehicle customers, partially offset by lower sales to personal navigation device (PND) customers consistent with declines in the PND industry.

In the fourth quarter 2013, the sequential increase in external HERE net sales was primarily due to higher seasonal sales to vehicle and PND customers.

In the fourth quarter 2013, HERE had sales of new vehicle licenses of 3.2 million units, compared to 2.4 million units in the fourth quarter 2012 and 2.6 million units in the third quarter 2013. On a year-on-year basis, unit sales to vehicle customers increased primarily due to higher vehicle sales and higher consumer uptake of in-vehicle navigation. On a sequential basis unit sales to vehicle customers increased primarily due to higher consumer uptake of in-vehicle navigation. Sales to vehicle customers represented well over 50% of external HERE net sales in the fourth quarter 2013, as well as in the fourth quarter 2012 and the third quarter 2013.

In the fourth quarter 2013, the year-on-year and sequential declines in internal HERE net sales were primarily due to lower recognition of deferred revenue related to our smartphone sales.

At constant currency HERE’s overall net sales would have decreased 8% year-on-year and increased 21% sequentially.

Non-IFRS Gross Margin

On a year-on-year basis, the decrease in HERE non-IFRS gross margin in the fourth quarter 2013 was primarily due to a non-recurring licensing expense, as well as higher sales of update units to vehicle customers, which generally carry a lower gross margin, partially offset by lower costs related to service delivery.

On a sequential basis, the decrease in HERE non-IFRS gross margin in the fourth quarter 2013 was primarily due to a non-recurring licensing expense, as well as higher sales of update units to vehicle customers, which generally carry a lower gross margin and higher costs related to service delivery.

Non-IFRS Operating Expenses

HERE non-IFRS research and development expenses decreased 12% year-on-year due to cost reduction actions. On a sequential basis, research and development expenses increased 4% in the fourth quarter 2013 primarily due to higher investments with the aim of capturing longer term transformational growth opportunities.

HERE non-IFRS sales and marketing expenses decreased 9% year-on-year due to cost reduction actions. On a sequential basis, sales and marketing expenses increased 25% in the fourth quarter 2013, primarily due to higher seasonal marketing expenses.

HERE non-IFRS general and administrative expenses decreased 11% year-on-year primarily due to cost reduction actions. On a sequential basis, general and administrative expenses increased 21% in the fourth quarter 2013 primarily due to higher personnel costs.

Non-IFRS Operating Margin

The year-on-year decrease in HERE non-IFRS operating margin in the fourth quarter 2013 was primarily due to lower internal net sales.

On a sequential basis, HERE’s non-IFRS operating margin in the fourth quarter 2013 benefitted from lower operating expenses as a percentage of net sales, which was offset by a lower gross margin.

HERE non-IFRS other income and expenses for the fourth quarter 2013 was approximately zero, an expense of EUR 1 million in the third quarter and an income of EUR 1 million in the fourth quarter 2012.

Operating Margin

In the fourth quarter 2013, HERE operating margin improved to 7.1%, compared to negative 20.1% in the fourth quarter 2012, and 6.6% in the third quarter 2013. The year-on-year improvement in HERE operating margin in the fourth quarter 2013 was primarily due to the absence of significant purchase price accounting-related items arising from the purchase of NAVTEQ, the vast majority of which had been fully amortized as of the end of the second quarter 2013. On a sequential basis the improvement in HERE operating margin was primarily due to lower operating expenses as a percentage of net sales, partially offset by a lower gross margin.

HERE other income and expenses for the fourth quarter 2013 was an expense of EUR 4 million, an expense of EUR 4 million in the third quarter of 2013 and an expense of EUR 8 million in the fourth quarter 2012.

ADVANCED TECHNOLOGIES

The following table sets forth a summary of the results for Advanced Technologies, for the periods indicated, as well as the year-on-year and sequential growth rates.

ADVANCED TECHNOLOGIES RESULTS SUMMARY

	Q4/2013	Q4/2012	YoY Change	Q3/2013	QoQ Change
Net sales (EUR million)	121	151	-20%	140	-14%
Non-IFRS gross margin (%)	98.4%	98.8%		98.6%
Non-IFRS operating expenses (EUR million)	37	49	-24%	54	-31%
Non-IFRS operating margin (%)	67.8%	66.2%		60.0%
Operating margin (%)	53.7%	66.2%		59.3%

Net Sales

The year-on-year and sequential decline in Advanced Technologies net sales in the fourth quarter 2013 was primarily due to lower intellectual property licensing income from certain licensees that experienced lower levels of business activity. Sequentially, net sales was also negatively affected by fluctuations in quarterly revenue recognition from certain licensees.

Non-IFRS Gross Margin

On both a year-on-year and sequential basis, Advanced Technologies non-IFRS gross margin was stable.

Non-IFRS Operating Expenses

Advanced Technologies non-IFRS research and development expenses decreased by 31% year-on-year and decreased by 23% sequentially due to timing of certain research and development projects.

Advanced Technologies non-IFRS sales and marketing expenses were flat year-on-year and decreased by 62% sequentially due to fluctuations in litigation-related expenses.

Advanced Technologies non-IFRS general and administrative expenses were approximately flat year-on-year and sequentially.

Non-IFRS Operating Margin

Both year-on-year and sequentially, the increase in Advanced Technologies non-IFRS operating margin was primarily due to lower operating expenses as a percentage of net sales.

Operating Margin

Both year-on-year and sequentially, the decline in Advanced Technologies operating margin was primarily due to higher operating expenses as percentage of net sales.

DISCONTINUED OPERATIONS

The following table sets forth a summary of the results for discontinued operations, for the periods indicated, as well as the year-on-year and sequential growth rates.

DISCONTINUED OPERATIONS RESULTS SUMMARY

	Q4/2013	Q4/2012	YoY Change	Q3/2013	QoQ Change
Net sales (EUR million)	2 633	3 701	-29%	2 758	-5%
Non-IFRS gross margin (%)	20.3%	20.9%		19.4%
Non-IFRS operating expenses (EUR million)	717	817	-12%	659	9%
Non-IFRS operating margin (%)	-7.3%	-1.3%		-4.7%
Operating margin (%)	-7.5%	2.6%		-5.3%

Net Sales

The year-on-year decline in discontinued operations net sales in the fourth quarter 2013 was primarily due to lower Mobile Phones net sales and, to a lesser extent, lower Smart Devices net sales. Our Mobile Phones net sales were affected by competitive industry dynamics, including intense smartphone competition at increasingly lower price points and intense competition at the low end of our product portfolio. Our Smart Devices net sales were affected by competitive industry dynamics including the strong momentum of competing smartphone platforms, as well as our portfolio transition from Symbian products to Lumia products.

The sequential decline in discontinued operations net sales in the fourth quarter 2013 was primarily due to lower Smart Devices net sales. Our Smart Devices net sales were affected by competitive industry dynamics including the strong momentum of competing smartphone platforms. On a sequential basis, Mobile Phones net sales were approximately flat.

On a year-on-year basis, discontinued operations unit volumes declined in the fourth quarter 2013 due to lower Mobile Phones unit volumes, partially offset by higher Smart Devices unit volumes. On a sequential basis, discontinued operations unit volumes increased in the fourth quarter 2013 due to higher Mobile Phones unit volumes, partially offset by lower Smart Devices unit volumes.

Discontinued operations ASP declined on both a year-on-year and sequential basis in the fourth quarter 2013. The year-on-year and sequential declines in discontinued operations ASP were due to both Smart Devices and Mobile Phones.

We ended the fourth quarter 2013 within our normal 4 to 6 week channel inventory range.

Non-IFRS Gross Margin

The slight year-on-year decline in discontinued operations non-IFRS gross margin in the fourth quarter 2013 was primarily due to lower Smart Devices gross margin, partially offset by higher Mobile Phones gross margin. On a sequential basis, the increase in discontinued operations non-IFRS gross margin in the fourth quarter 2013 was primarily due to higher Mobile Phones gross margin, partially offset by lower Smart Devices gross margin.

Smart Devices non-IFRS gross margin in the fourth quarter 2013 was negatively affected by approximately EUR 50 million of net allowances related to excess component inventory, future purchase commitments and an inventory revaluation.

Non-IFRS Operating Expenses

The year-on-year decline in discontinued operations non-IFRS operating expenses in the fourth quarter 2013 was primarily due to lower Mobile Phones and Smart Devices operating expenses. On a sequential basis, the increase in discontinued operations non-IFRS operating expenses in the fourth quarter 2013 was primarily due to higher Smart Devices and Mobile Phones operating expenses.

Non-IFRS Operating Margin

The year-on-year decline in discontinued operations non-IFRS operating margin in the fourth quarter 2013 was primarily due to lower Mobile Phones and Smart Devices contribution margin. On a sequential basis, the decline in discontinued operations non-IFRS operating margin in the fourth quarter 2013 was primarily due to lower Smart Devices contribution margin, partially offset by higher Mobile Phones contribution margin.

Operating Margin

The year-on-year decline in discontinued operations operating margin in the fourth quarter 2013 was primarily due to lower Mobile Phones and Smart Devices contribution margin. On a sequential basis, the decline in discontinued operations operating margin in the fourth quarter 2013 was primarily due to lower Smart Devices contribution margin, partially offset by higher Mobile Phones contribution margin.

Additional Information

For comparative purposes, if Devices & Services had been presented as in the prior three quarters of 2013, Devices & Services net sales would have been EUR 2 753 million and non-IFRS operating margin would have been negative 4.8% in the fourth quarter 2013. Note that these results were negatively affected by approximately EUR 50 million of net allowances related to excess component inventory, future purchase commitments and an inventory revaluation.

FOURTH QUARTER 2013 OPERATING HIGHLIGHTS

Operating highlights for previous quarters are available in the respective interim reports and for the full year 2013 later in this report.

NOKIA

•                  Nokia’s Extraordinary General Meeting held on November 19, 2013 confirmed and approved the sale of substantially all of Nokia’s Devices & Services business to Microsoft in line with the proposal and recommendation of the Nokia Board of Directors. More than 99 % of the votes cast at the Extraordinary General Meeting were in favor of this proposal.

•                  Following the announcement of shareholder approval for the sale of substantially all of the Devices & Services business to Microsoft, Nokia announced on November 20, 2013 that it would relocate its headquarters to the Karaportti office campus in Espoo, Finland, where its wholly-owned subsidiary NSN is also headquartered. The office building in Keilaniemi, where Nokia was previously headquartered, is to become a Microsoft site after the expected closing of the deal.

•                  Nokia received a ruling from the Delhi High Court in December for the release of its Indian assets, including the Chennai factory, which had been frozen by the Indian tax authorities related to a tax dispute that started in early 2013. While the tax dispute is still ongoing, the ruling allows Nokia to proceed with the planned transfer of its Indian assets to Microsoft as part of the global transaction.

NSN

•                  NSN’s strong mobile broadband deal momentum continued. During the quarter NSN was granted a contract with Sprint in the United States for the deployment of its TD- LTE network; was awarded the largest market share of non-Chinese network suppliers of China Mobile’s nationwide TD-LTE network; won an LTE contract with China Telecommunications Corporation as major partner for its nationwide LTE rollout; won Taiwan’s first LTE tender for Chunghwa Telecom, the largest operator in Taiwan with over 10 million mobile subscribers; and was selected by Oi Brasil to supply its LTE network and to upgrade its GSM and 3G networks. NSN was also selected as the key supplier for Ooredoo’s nationwide 3G services launch in Myanmar, the supplier of location-based services for NTT

DoCoMo; the supplier of Single RAN for Vodacom Tanzania; and of a network security solution for E-Plus in Germany.

•                  NSN continues to lead in 4G technology, introducing new (FlexiZone) microcell and picocell base stations that are the industry’s only small cell solution with the same features and capacity as macro base stations and that have the unique ability to become a FlexiZone which overcomes the limitations on how many small cells can be added within a macro cell coverage; launching a powerful TD-LTE Base Station radio module and enhancing its Radio Base Station Smart Scheduler to deliver even higher uplink data rates and cell capacity; and enhancing its Telephony Application Server solution with full VoLTE functionality. In December, the Singapore-based operator StarHub successfully completed Southeast Asia’s first 3GPP standard Voice over LTE call in a live network on NSN’s equipment.

•                  NSN made proof of concept projects and trials with Tier 1 operators on core network virtualization and successfully demonstrated its telco cloud capabilities in a joint proof-of-concept for Evolved Packet Core (EPC) virtualization with SK Telecom, the leading operator in Korea.

•                  In December, NSN demonstrated its advanced mobile broadband solutions at the Zain Technology Conference (ZTC): Liquid Applications, Active Antenna Systems, Voice over LTE (VoLTE), Congestion Aware Packet Core, CEM, NetAct, Service Quality Manager (SQM), Operations on Demand, and intelligent Self-Organizing Networks (iSON).

•                  NSN continues to invest in innovation to stay at the forefront of mobile broadband and announced research co-operation with China Mobile Research Institute, the research and development branch of China Mobile: the two parties will further their cooperation on research and standardization of advanced mobile broadband technologies in LTE, as well as in 5G. NSN also made a multi-year commitment to actively participate in 5G research activities together with the NYU WIRELESS research center and in December announced its participation as a founding member in the 5G public-private partnership between the European Union and 5G PPP Association. The PPP will further develop 5G technology to prepare for the future standardization of the system and components that are expected to be deployed in the next decade.

HERE

HERE continued to further extend its reach across multiple platforms, demonstrated through a number of new partnerships and agreements. HERE has become the preferred partner across industries for maps and location-related technology.

•                  HERE introduced HERE Maps for Windows RT 8.1 by bringing its renowned comprehensive mapping application with true offline maps to the newly introduced Nokia Lumia 2520 tablet.

•                  HERE announced that it will provide maps and maps-related functionality to be embedded into the Tizen SDK. Thus, third party developers can create location-enabled applications for the Tizen ecosystem that ultimately all future users of Tizen-based devices can benefit from. HERE also joined the newly launched partner program of the Tizen Association, aimed at accelerating the development and commercialization of the Tizen OS.

•                  HERE announced that it will license positioning services and map technology to Jolla for use in Sailfish operating system. This will provide Jolla users with up-to-date map data and rich location information, such as restaurants and hotels, from over 190 countries around the world.

•                  Honda introduced its first signature suite of connected apps, HondaLink™ Next Generation, for 2014 Civic drivers in the US last quarter. Two of the apps leverage the HERE Platform’s comprehensive cloud-based services with 3D maps and dynamic content including weather, navigation, traffic and local search. At launch, iPhone 5, 5S and 5C will benefit from all the features in HondaLink.

•                  HERE updated its suite of integrated location experiences on Windows Phone by introducing its augmented reality technology LiveSight across HERE Maps, HERE Drive and HERE Transit, bringing real-time traffic information to HERE Drive, introducing Collections in HERE Maps enabling people to organize favorites into collections and sync them across other HERE apps and on here.com, and enhancing the personalization options for routing and timing of HERE Transit.

•                  HERE simplified the way people can benefit from new offline maps by introducing incremental map updates for Windows Phone 8 devices. When an update is available, people no longer have to download all their maps anew, but only those roads and other map features that have been updated will be downloaded. On average, this means 85-90 percent less data and therefore a much faster update process.

•                  HERE announced the launch of a community mapping pilot program in India, the first major country where HERE will combine its industrial data collection methods with a crowd mapping initiative. By balancing both its highly advanced industrial capture methods and contributions from residents of local communities, HERE takes a best-of-both-worlds approach to ensuring that its maps consistently provide the freshest, most precise and locally relevant information.

•                  Nissan in North America switched to HERE for upgraded map features including extended POI listings, extended lane guidance data and 3D city models in the in-dash navigation system for Nissan’s 08IT equipped vehicles.

•                  Digicore, a global fleet management company, has powered their advanced machine-to-machine tracking with the HERE Platform for UK and Europe initially, with expansion to Australia, New Zealand and other APAC countries, in order to achieve operational efficiencies and cost-reductions for more than 750,000 systems sold.

•                  Deutsche Telekom announced its collaboration with HERE to launch its Arrival Control app which is the first app developed from the HERE native SDKs leveraging map content and traffic for iOS and Android available in 19 European countries with plans to expand worldwide.

ADVANCED TECHNOLOGIES

•                  Nokia announced that Samsung has extended a patent license agreement between Nokia and Samsung for five years. The agreement would have expired at the end of 2013. According to the agreement, Samsung will pay additional compensation to Nokia for the period commencing from January 1, 2014 onwards, and the amount of such compensation will be finally settled in a binding arbitration, which is expected to be concluded during 2015.

•                  Nokia’s CTO unit continued advanced research and development of sensing and materials technologies, including Nokia Research Center’s efforts as a founder partner and board member of the European Union’s Graphene Flagship, the EU’s biggest research initiative ever. During the fourth quarter of 2013, NRC’s Cambridge lab in the UK demonstrated one potential for graphene, creating an ultra-thin, transparent, flexible humidity sensor capable of unprecedented response times. The sensor’s fast performance and physical properties make possible a wide range of exciting future applications.

DISCONTINUED OPERATIONS

•                  Nokia launched its first Windows tablet, the Nokia Lumia 2520, and its first large screen Lumia smartphones, the Lumia 1520 and Lumia 1320.

•                  Lumia smartphones continued to benefit from a growing Windows Phone application store, with key applications including Instagram, Waze and Vine announced in the quarter.

•                  Nokia introduced new additions to its Asha platform family of devices: the Nokia Asha 500, Asha 502 and Asha 503.

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

	Reported	Reported*)	Non-IFRS	Non-IFRS*)
	10-12/2013	10-12/2012	10-12/2013	10-12/2012

Net sales	3 476	4 413	3 476	4 413
Cost of sales	-1 998	-2 603	-1 998	-2 603

Gross profit	1 478	1 810	1 478	1 810
Research and development expenses	-620	-775	-599	-686
Selling and marketing expenses	-233	-326	-223	-261
Administrative and general expenses	-196	-180	-197	-180
Other income	42	116	42	116
Other expenses	-197	-316	-93	-129

Operating profit/loss	274	329	408	670
Share of results of associated companies	6	2	6	2
Financial income and expenses	-50	-52	-50	-52

Profit/loss before tax	230	279	364	620
Tax	-47	18	-47	-6

Loss/profit from continuing operations	183	297	317	614

Discontinued operations
Loss/profit from discontinued operations	-201	-51	-194	-195

Loss/profit for the year	-18	246	123	419

Loss/profit attributable to equity holders of the parent	-25	193	116	204
Loss/profit attributable to non-controlling interests	7	53	7	215
Loss/profit for the year	-18	246	123	419

Earnings per share from continuing and discontinued operations, EUR (for loss/profit attributable to the equity holders of the parent)
Basic earnings per share
From continuing operations	0.05	0.07	0.08	0.11
From discontinued operations	-0.06	-0.02	-0.05	-0.05
From the profit of the year	-0.01	0.05	0.03	0.05
Diluted earnings per share
From continuing operations	0.05	0.06	0.08	0.10
From discontinued operations	-0.06	-0.02	-0.05	-0.05
From the profit of the year	-0.01	0.05	0.03	0.05

Average number of shares (1 000 shares)
Basic
From continuing operations	3 712 421	3 710 985	3 712 421	3 710 985
From discontinued operations	3 712 421	3 710 985	3 712 421	3 710 985
From the profit of the year	3 712 421	3 710 985	3 712 421	3 710 985
Diluted
From continuing operations	4 396 223	3 930 910	4 396 223	3 930 910
From discontinued operations	3 712 421	3 710 985	3 712 421	3 710 985
From the profit of the year	3 712 421	3 930 910	3 741 555	3 930 910

Depreciation and amortization, total	77	240	63	86

Share-based compensation expense, total	12	13	12	13

*) 10-12/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME, IFRS, EUR million

(unaudited)

	10-12/2013	10-12/2012*)

Profit/Loss	-18	246

Other comprehensive income/expense
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pensions	22	-57
Items that may be reclassified subsequently to profit or loss
Translation differences	-226	8
Net investment hedges	40	-35
Cash flow hedges	-32	-45
Available-for-sale investments	-6	2
Other increase/decrease, net	3	6
Income tax related to components of other comprehensive income/expense	-1	3

Other comprehensive expense, net of tax	-200	-118

Total comprehensive expense	-218	128

Total comprehensive expense/income attributable to
equity holders of the parent	-221	81
non-controlling interests	3	47
	-218	128

*)             10-12/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

NOKIA SOLUTIONS AND NETWORKS, EUR million

(unaudited)

	Reported 10-12/2013	Special items & PPA 10-12/2013	Non-IFRS 10-12/2013	Reported*) 10-12/2012	Special items & PPA*) 10-12/2012	Non-IFRS*) 10-12/2012

Net sales	3 105	—	3 105	3 988	—	3 988
Cost of sales	-1 936	—	-1 936	-2 554	—	-2 554

Gross profit	1 169	—	1 169	1 434	—	1 434
% of net sales	37.6		37.6	36.0		36.0

Research and development expenses (1)	-458	6	-452	-509	5	-504
% of net sales	14.8		14.6	12.8		12.6

Selling and marketing expenses (2)	-193	6	-187	-285	62	-223
% of net sales	6.2		6.0	7.1		5.6

Administrative and general expenses (3)	-130	-1	-131	-114		-114
% of net sales	4.2		4.2	2.9		2.9

Other income and expenses (4)	-145	95	-50	-274	257	-17

Operating profit/loss	243	106	349	252	324	576
% of net sales	7.8		11.2	6.3		14.4

Depreciation and amortization, total	59	-11	48	133	-67	66

(1) Amortization of acquired intangible assets of EUR 6 million in Q4/13 and EUR 5 million in Q4/12.

(2) Amortization of acquired intangible assets of EUR 6 million in Q4/13 and EUR 62 million in Q4/12.

(3) Reversal of amortization of acquired intangible assets of EUR 1 million in Q4/13.

(4) Restructuring charges and associated charges of EUR 95 million in Q4/13. Restructuring and associated charges of EUR 255 million, including charges of EUR 34 million related to Nokia Solutions and Networks country and contract exits, as well as impairment of assets of EUR 2 million in Q4/12.

*) 10-12/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

HERE, EUR million

(unaudited)

	Reported 10-12/2013	Special items & PPA 10-12/2013	Non-IFRS 10-12/2013	Reported 10-12/2012	Special items & PPA 10-12/2012	Non-IFRS 10-12/2012

Net sales	254	—	254	278	—	278
Cost of sales	-62	—	-62	-50	—	-50

Gross profit	192	—	192	228	—	228
% of net sales	75.6		75.6	82.0		82.0

Research and development expenses (1)	-120		-120	-221	84	-137
% of net sales	47.2		47.2	79.5		49.3

Selling and marketing expenses (2)	-33	3	-30	-36	3	-33
% of net sales	13.0		11.8	12.9		11.9

Administrative and general expenses	-17		-17	-18		-18
% of net sales	6.7		6.7	6.5		6.5

Other income and expenses (3)	-4	4	0	-9	9	0

Operating profit/loss	18	7	25	-56	96	40
% of net sales	7.1		9.8	-20.1		14.4

Depreciation and amortization, total	17	-3	14	106	-87	19

(1) Amortization of acquired intangible assets of EUR 84 million in Q4/12.

(2) Amortization of acquired intangible assets of EUR 3 million in Q4/13 and EUR 3 million in Q4/12.

(3) Restructuring charges of EUR 4 million in Q4/13 and EUR 9 million in Q4/12.

ADVANCED TECHNOLOGIES, EUR million

(unaudited)

	Reported 10-12/2013	Special items & PPA 10-12/2013	Non-IFRS 10-12/2013	Reported*) 10-12/2012	Special items & PPA*) 10-12/2012	Non- IFRS*) 10-12/2012

Net sales	121	—	121	151	—	151
Cost of sales	-2	—	-2	-2	—	-2

Gross profit	119	—	119	149	—	149
% of net sales	98.3		98.3	98.7		98.7

Research and development expenses (1)	-42	15	-27	-39		-39
% of net sales	34.7		22.3	25.8		25.8

Selling and marketing expenses (2)	-7	2	-5	-5		-5
% of net sales	5.8		4.1	3.3		3.3

Administrative and general expenses	-5		-5	-5		-5
% of net sales	4.1		4.1	3.3		3.3

Other income and expenses	0		0			0

Operating loss/profit	65	17	82	100	0	100
% of net sales	53.7		67.8	66.2		66.2

Depreciation and amortization, total	1	0	1	1	0	1

(1) Transaction related costs of EUR 15 million related to the sale of substantially all of Devices & Services business to Microsoft in Q4/13.

(2) Transaction related costs of EUR 2 million related to the sale of substantially all of Devices & Services business to Microsoft in Q4/13.

*) 10-12/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Reported 10-12/2013	Special items & PPA 10-12/2013	Non-IFRS 10-12/2013	Reported 10-12/2012	Special items & PPA 10-12/2012	Non-IFRS 10-12/2012

Net sales	—	—	—	—	—	—
Cost of sales	-2	—	-2	-3	—	-3

Gross profit	-2	—	-2	-3	—	-3

Research and development expenses				-5		-5

Selling and marketing expenses	—		—			0

Administrative and general expenses	-44		-44	-42		-42

Other income and expenses (1)	-6	5	-1	83	-79	4

Operating profit/loss	-52	5	-47	33	-79	-46

Depreciation and amortization, total	0	—	0	0	—	0

(1) Transaction costs of EUR 5 million in Q4/13. A net gain from sale of a real estate of EUR 79 million in Q4/12.

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

CONTINUING NOKIA GROUP

	Reported 10-12/2013	Special items & PPA 10-12/2013	Non-IFRS 10-12/2013	Reported* 10-12/2012	Special items & PPA*) 10-12/2012	Non-IFRS* 10-12/2012

Net sales	3 476	—	3 476	4 413	—	4 413
Cost of sales	-1 998	—	-1 998	-2 603	—	-2 603

Gross profit	1 478	—	1 478	1 810	—	1 810
% of net sales	42.5		42.5	41.0		41.0

Research and development expenses (1)	-620	21	-599	-775	89	-686
% of net sales	17.8		17.2	17.6		15.5

Selling and marketing expenses (2)	-233	11	-223	-326	65	-261
% of net sales	6.7		6.4	7.4		5.9

Administrative and general expenses (3)	-196	-1	-197	-180	—	-180
% of net sales	5.6		5.7	4.1		4.1

Other income and expenses (4)	-155	104	-51	-200	187	-13

Operating profit/loss	274	135	408	329	341	670
% of net sales	7.9		11.7	7.5		15.2

Share of results of associated companies	6		6	2		2
Financial income and expenses	-50		-50	-52		-52

Profit/loss before tax	230	135	364	279	341	620
Tax (5)	-47		-47	18	-24	-6

Loss/profit from continuing operations	183	135	317	297	317	614

Discontinued operations
Loss/profit from discontinued operations (6)	-201	7	-194	-51	-144	-195

Loss/profit for the year	-18	142	123	246	173	419

Loss/profit attributable to equity holders of the parent	-25	142	117	193	11	204
Loss/profit attributable to non-controlling interests	7		7	53	162	215
	-18	142	123	246	173	419

Earnings per share from continuing and discontinued operations, EUR
(for loss/profit attributable to the equity holders of the parent)
Basic earnings per share
From continuing operations	0.05		0.08	0.07		0.11
From discontinued operations	-0.06		-0.05	-0.02		-0.05
From the profit of the year	-0.01		0.03	0.05		0.05
Diluted earnings per share
From continuing operations	0.05		0.08	0.06		0.10
From discontinued operations	-0.06		-0.05	-0.02		-0.05
From the profit of the year	-0.01		0.03	0.05		0.05

Average number of shares
(1 000 shares)
Basic
From continuing operations	3 712 421		3 712 421	3 710 985		3 710 985
From discontinued operations	3 712 421		3 712 421	3 710 985		3 710 985
From the profit of the year	3 712 421		3 712 421	3 710 985		3 710 985
Diluted
From continuing operations	4 396 223		4 396 223	3 930 910		3 930 910
From discontinued operations	3 712 421		3 712 421	3 710 985		3 710 985
From the profit of the year	3 712 421		3 741 555	3 930 910		3 930 910

Depreciation and amortization, total	77	-14	63	240	-154	86

Share-based compensation expense, total	12	—	12	13	—	13

(1) Amortization of acquired intangible assets of EUR 6 million in Q4/13 and EUR 89 million in Q4/12. EUR 15 million transaction related costs related to the proposed sale of substantially all of Devices & Services business to Microsoft in Q4/13.

(2) Amortization of acquired intangible assets of EUR 9 million in Q4/13 and EUR 65 million in Q4/12.EUR 2 million transaction related costs related to the proposed sale of substantially all of Devices & Services business to Microsoft in Q4/13.

(3) Reversal of amortization of acquired intangible assets of EUR 1 million in Q4/13.

(4) Restructuring charges and associated items of EUR 99 million, EUR 5 million transaction related costs related to the proposed sale of substantially all of Devices & Services business to Microsoft in Q4/13. Restructuring charges and associated items of EUR 264 million, including EUR 34 million related to Nokia Solutions and Networks country and contract exits, as well as impairment of assets of EUR 2 million, and a gain on sale of a real estate of EUR 79 million in Q4/12.

(5) Tax impact on special items and PPA of EUR 24 million in Q4/12.

*) 10-12/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

SEGMENT INFORMATION AND ELIMINATIONS

Fourth quarter 2013, reported, EUR million

(unaudited)

	Mobile Broadband 10-12/2013	Global Services 10-12/2013	Nokia Solutions and Networks Other 10-12/2013	Nokia Solutions and Networks 10-12/2013	HERE 10-12/2013	Advanced Technologies 10-12/2013	Corporate Common 10-12/2013	Eliminations 10-12/2013	Nokia Continuing Operations 10-12/2013

Net sales (1)	1 562	1 540	3	3 105	254	121		-4	3 476

Costs and expenses (2)	-1443	-1306	32	-2 717	-232	-56	-46	4	-3 047

Other income and expenses	0	0	-145	-145	-4	0	-6		-155

Contribution	119	234	-110
% of net sales	7.6	15.2

Operating loss/profit				243	18	65	-52	0	274
% of net sales				7.8	7.5	53.7	—	—	7.9

Depreciation and amortization, total				59	17	1	0		77

Fourth quarter 2012, reported, EUR million *)

(unaudited)

	Mobile Broadband 10-12/2012	Global Services 10-12/2012	Nokia Solutions and Networks Other 10-12/2012	Nokia Solutions and Networks 10-12/2012	HERE 10-12/2012	Advanced Technologies 10-12/2012	Corporate Common 10-12/2012	Eliminations 10-12/2012	Nokia Continuing Operations 10-12/2012

Net sales	1 776	1 979	233	3 988	278	151		-4	4 413

Costs and expenses	-1 478	-1 747	-237	-3 462	-325	-51	-50	4	-3 884

Other income and expenses	0	0	-274	-274	-9	0	83	—	-200

Contribution	298	232	-278
% of net sales	16.8	11.7	-119.3

Operating loss/profit				252	-56	100	33	0	329
% of net sales				6.3	-20.1	66.2	—	—	7.5

Depreciation and amortization, total				133	106	1	0		240

*) 10-12/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

DISCONTINUED OPERATIONS, reported

In September 2013, Nokia announced the sale of substantially all of its Devices & Services business to Microsoft. Subsequent to the approval for the sale received in the Extraordinary General Meeting in November 2013, Nokia Group has presented Devices & Services as discontinued business. In 2012, the discontinued operations include also the luxury phone business Vertu disposed of in the last quarter of 2012.

Results of discontinued operation, EUR million

	10-12/2013	10-12/2012

Net sales	2 633	3 701
Cost of sales	2 098	2 927
Gross profit	535	774
Expenses	733	677
Results from operating activities	-198	97
Financial income and expenses	6	-13
Income tax	-9	-135
Profit (loss) for the year	-201	-51

Profit (loss) attributable to equity holders of parent	-205	-58
Profit attributable to non-controlling interests	4	7

CONTINUING NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

Reported	10-12/2013	Y-o-Y change, %	10-12/2012	1-12/2013	1-12/2012

Europe	917	-20	1 153	3 467	4 344
Middle-East & Africa	359	-14	416	1 171	1 379
Greater China	445	-1	448	1 278	1 460
Asia-Pacific	969	-21	1 226	3 522	4 498
North America	424	-33	632	1 959	1 996
Latin America	362	-33	538	1 311	1 723

Total	3 476	-21	4 413	12 709	15 400

CONTINUING NOKIA PERSONNEL BY GEOGRAPHIC AREA

	31.12.13	Y-o-Y change, %	31.12.12

Europe	21 597	-15	25 468
Middle-East & Africa	2 530	-22	3 231
Greater China	7 923	-5	8 308
Asia-Pacific	15 053	-3	15 558
North America	4 776	-13	5 490
Latin America	3 146	-58	7 492

Total	55 025	-16	65 547

NOKIA’S CONTINUING OPERATIONS FULL YEAR 2013

The following discussion is of Nokia’s continuing operations reported results for full year 2013. Comparisons are given to full year 2012 results, unless otherwise indicated. See note 3 to our Summary Financial Information table above concerning our current operational and reporting structure and note 4 concerning certain changes to historical comparative financials due to a revised IFRS accounting standard, IAS19 Employee Benefits.

The following table sets forth a summary of the reported results for the periods indicated, as well as the year-on-year growth rates.

NOKIA’S CONTINUING OPERATIONS RESULTS SUMMARY

	2013	2012	YoY Change
Net sales (EUR million)	12 709	15 400	-17%
Gross margin (%)	42.1%	36.1%
Operating expenses (EUR million)	4 290	5 143	-17%
Operating margin (%)	4.1%	-5.3%
Financial income and expense, net	-280	-357
Tax	-202	-304
Profit/Loss	41	-1483
Profit/Loss attributable to equity holders of the parent	-615	-3 105
EPS, basic	0.05	-0.21
EPS, diluted	0.05	-0.21
Net cash from operating activities	1 152	1 930	-40%
NSN contribution (approximate)	771	1 630	-53%
Total cash and other liquid assets	8 971	9 909	-9%
NSN contribution	2 768	2 420	14%
Net cash and other liquid assets	2 309	4 360	-47%
NSN contribution	1 678	1 270	32%

The decline in Nokia’s continuing operations net sales in 2013 was primarily due to lower NSN and HERE net sales. The decline in NSN net sales was partially due to divestments of businesses not consistent with its strategic focus, as well as the exiting of certain customer contracts and countries. Excluding these two factors, NSN net sales in 2013 declined by approximately 13% primarily due to reduced wireless infrastructure deployment activity, which affected both Global Services and Mobile Broadband. The decline in HERE net sales was primarily due to a decline in internal HERE net sales due to lower recognition of deferred revenue related to our smartphone sales, partially offset by an increase in external HERE net sales due to higher sales to vehicle customers. Additionally, NSN and HERE net sales were negatively affected by foreign currency fluctuations.

The increase in Nokia’s continuing operations gross margin in 2013 was primarily due to a higher NSN gross margin. NSN gross margin increased due to higher gross margin in both Global Services and Mobile Broadband related to significant efficiency improvements as a result of NSN’s restructuring program, as well as a higher proportion of Mobile Broadband within the total sales mix.

The decrease in Nokia’s continuing operations operating expenses in 2013 was primarily due to lower NSN and HERE operating expenses. The decline in NSN’s operating expenses was primarily due the absence of purchase price accounting-related items arising from the formation of Nokia Siemens Networks, which had been fully amortized as of the end of the first quarter 2013. In addition, NSN benefitted from business divestments and reduced operating expenses in business activities that are not consistent with NSN’s focused strategy, as well as increased research and development efficiency, partially offset by higher investments in areas that are consistent with NSN’s focused strategy, most notably LTE. Other income and expenses in 2013 was a significantly lower expense than in 2012 due to lower restructuring and associated charges.

Nokia’s continuing operations net financial income and expense in 2013 was a lower expense than in 2012. The lower net expense was primarily due to lower net foreign exchange-related losses, partially offset by higher interest expenses.

Nokia’s continuing operations tax expense in 2013 was lower than in 2012. The lower tax expense was primarily due to the absence of a non-cash valuation allowance of EUR 135 million related to NSN’s deferred tax assets in the first quarter 2012.

Nokia’s continuing operations produced a net profit in 2013 compared to a loss in 2012. The net profit improvement was primarily due to lower operating expenses and lower other expenses.

In 2013, Nokia’s continuing operations total cash and other liquid assets decreased by EUR 938 million and Nokia’s continuing operations net cash and other liquid assets decreased by EUR 2.05 billion.

The items below are the primary drivers of the decrease in Nokia’s continuing operations net cash and other liquid assets in 2013 of EUR 2.05 billion:

•                  Nokia’s continuing operations net profit adjusted for non-cash items of positive EUR 1.3 billion;

•                  Nokia’s continuing operations outflow related to the acquisition of Siemens’ stake in Nokia Siemens Networks of EUR 1.7 billion;

•                  Nokia’s continuing operations net working capital-related cash outflows of approximately EUR 70 million, which included approximately EUR 600 million of restructuring related cash outflows;

•                  NSN net working capital-related outflows of approximately EUR 260 million, which included approximately EUR 600 million of restructuring-related cash outflows. Excluding the restructuring-related cash outflows, NSN net working capital-related inflows of approximately EUR 340 million is primarily due to a decrease in receivables and inventories, partially offset by an decrease in interest free short term liabilities.

•                  HERE net working capital-related inflows of approximately EUR 120 million;

•                  Advanced Technologies net working capital-related inflows of approximately EUR 70 million.

•                  Nokia’s continuing operations net financial income and expense-related cash inflow of approximately EUR 220 million,

•                  Nokia’s continuing operations cash tax net outflows of approximately EUR 250 million;

•                  Nokia’s continuing operations net proceeds related to unlisted funds of approximately EUR 80 million;

•                  Nokia’s continuing operations capital expenditure of approximately EUR 210 million;

•                  Nokia’s continuing operations net outflows of approximately 60 million EURO related to business divestments;

•                  Nokia’s continuing operations inflow related to the proceeds from the sale of fixed assets of approximately EUR 80 million;

•                  Nokia’s continuing operations proceeds related to the equity component of the Microsoft convertible bond of approximately EUR 150 million;

•                  Nokia’s continuing operations negative foreign exchange impact from translation of opening net cash of approximately EUR 230 million; and

•                  Discontinued operations cash outflow of approximately EUR 1.2 billion.

DISCONTINUED OPERATIONS FULL YEAR 2013

The following discussion is of discontinued operations reported results for full year 2013. Comparisons are given to full year 2012 results, unless otherwise indicated. See note 3 to our Summary Financial Information table above concerning our current operational and reporting structure and note 4 concerning certain changes to historical comparative financials due to a revised IFRS accounting standard, IAS19 Employee Benefits.

DISCONTINUED OPERATIONS RESULTS SUMMARY

	2013	2012	YoY Change
Net sales (EUR million)	10 735	15 152	-29%
Gross margin (%)	20.6%	18.7%
Operating expenses (EUR million)	2 685	3 796	-29%
Operating margin (%)	-5.5%	-9.8%
Net cash from operating activities	-1 081	-2 284

The decline in discontinued operations net sales in 2013 was primarily due to lower Mobile Phones net sales and, to a lesser extent, lower Smart Devices net sales. The decline in Mobile Phones net sales was due to lower volumes and ASPs, affected by competitive industry dynamics, including intense smartphone competition at increasingly lower price points and intense competition at the low end of our product portfolio. The decline in Smart Devices net sales was due to lower volumes, affected by competitive industry dynamics including the strong momentum of competing smartphone platforms, as well as our portfolio transition from Symbian products to Lumia products.

The increase in discontinued operations gross margin in 2013 was primarily due to a higher Smart Devices gross margin, partially offset by slightly lower Mobile Phones gross margin. The increase in Smart Devices gross margin was primarily due to lower inventory related allowances, which negatively affected Smart Devices gross margin in 2012.

The decrease in discontinued operations operating expenses in 2013 was due to lower Mobile Phones and Smart Devices operating expenses, primarily due to structural cost savings, as well as overall cost controls.

The discontinued operations net financial income and expense in 2013 was a lower income than in 2012. The lower net income was primarily due to lower net foreign exchange-related gains.

The discontinued operations tax expense in 2013 was significantly lower than in 2012. The lower tax expense was primarily due to the absence of a non-cash valuation allowance of EUR 800 million related to Finnish deferred tax assets in the second quarter 2012.

The discontinued operations loss in 2013 was a smaller loss primarily due to lower tax expense and lower operating losses.

In 2013, discontinued operations had cash outflows of approximately EUR 1.2 billion. This was primarily driven approximately EUR 1.1 billion of net cash outflows from operating activities and EUR 130 million of net cash outflows from investing activities.

FULL YEAR 2013 OPERATING HIGHLIGHTS

NOKIA

•                  Nokia completed the acquisition of Siemens’ stake in Nokia Siemens Networks in August, making it wholly owned subsidiary. The acquisition was initially announced in July. In accordance with this transaction, the Siemens name was phased out from Nokia Siemens Networks’ company name and branding. The new name and brand was announced to be Nokia Solutions and Networks, also referred to as NSN, which is also used for financial reporting purposes.

•                  On September 3, 2013, Nokia announced that it had signed an agreement to enter into a transaction whereby Nokia will sell substantially all of its Devices & Services business and license its patents to Microsoft for EUR 5.44 billion in cash, payable at closing.

•                  Nokia also announced changes to its leadership as a result of the proposed transaction in September.  To avoid the perception of any potential conflict of interest between now and the pending closure of the transaction, Stephen Elop stepped aside as President and CEO of Nokia Corporation, resigned from the Board of Directors, and became Executive Vice President, Devices & Services. Risto Siilasmaa assumed an interim CEO role for Nokia while continuing to serve in his role as Chairman of the Nokia Board of Directors. Timo Ihamuotila became President of Nokia for the interim period while also continuing to serve as CFO. Mr. Ihamuotila assumed the responsibility of chairing the Nokia Leadership Team.

•                  In the third quarter 2013, Nokia issued EUR 1.5 billion of financing in the form of three EUR 500 million tranches of convertible bonds issued to Microsoft maturing in 5, 6 and 7 years, respectively. On September 6, 2013, Nokia announced that it had decided to draw down all of this financing to prepay financing raised for the acquisition of the shares in NSN, which was completed in August 2013, and for general corporate purposes. Microsoft has agreed not to sell any of the bonds or convert any of the bonds to Nokia shares prior to the closing of the sale of the Devices & Services business. If the sale of the Devices & Services business is completed, the bonds will be redeemed and the principal amount and accrued interest netted against the proceeds from the transaction.

•                  As a result of the planned sale of substantially all of its Devices & Services business, Nokia announced that it plans to focus on its three established businesses: NSN, a leader in network infrastructure and services; HERE, a leader in mapping and location services; and Advanced Technologies, which will build on several of Nokia’s current CTO and intellectual property rights activities. Additionally, Nokia announced that its Board of Directors is conducting a strategy evaluation for Nokia Group between signing and closing of the transaction.

•                  Nokia’s Extraordinary General Meeting held on November 19, 2013 confirmed and approved the sale of substantially all of Nokia’s Devices & Services business to Microsoft in line with the proposal and recommendation of the Nokia Board of Directors.

•                  Nokia ranked second within the Communications Equipment industry in the Dow Jones Sustainability Indexes (World) released in September 2013. Nokia is also among companies that have achieved the largest proportional improvement in their sustainability performance within their sector.

•                  The Carbon Disclosure Project (CDP) listed Nokia in the CDP Nordic 260 Climate Change Report 2013 (comprising 260 largest Nordic companies). Nokia was mentioned for the fifth year in a row in the Climate Disclosure Leadership Index, being the only Nordic company to have been featured in the index for two consecutive quarters.

NSN

•                  NSN added significant commercial LTE deals during 2013, including: contracts for China Mobile’s and China Telecom’s nationwide TD-LTE networks; a contract with Sprint in the USA for the deployment of their TD-LTE network; a contract with TIM Brasil and with Oi Brasil to build their 4G LTE networks ahead of the 2014 football World Cup; LTE networks for MTS in the Moscow and Central Russia regions.

•                  NSN also added a large number of other mobile broadband contracts including: Taiwan’s first LTE with Chunghwa Telecom; New Zealand’s first 4G service with Vodafone; 4G mobile broadband services for Ooredoo in Qatar and Ooredoo’s nationwide 3G services in Myanmar; modernizing the 3G network for M1 in Singapore; 4G network infrastructure for Celcom in Malaysia; modernizing and expanding Mobily’s 2G, 3G and 4G networks in Saudi Arabia; implementing US Cellular’s second wave of LTE services; expanding Movistar Chile’s 3G network and implementing their LTE network as well as Claro’s LTE network in Chile; SFR’s commercial LTE services in Paris; Tele2 Netherlands’ 4G services nationwide; extending Orange’s network in Switzerland and preparing it for 4G roll-out; modernizing and expanding E-Plus Group’s GSM and HSPA+ networks in Germany; MTS’s network upgrade in Ukraine.

•                  NSN continued to stay at the forefront of mobile broadband, further enhancing its Radio Base Station Smart Scheduler, which notably offers significantly improved cell edge coverage and better sustained performance under load and launching a powerful TD-LTE Base Station radio module; and introducing new (FlexiZone) microcell and picocell base stations with the unique ability to become a FlexiZone which overcomes the limitations on how many small cells can be added within a macro cell coverage.

•                  In other LTE technology developments, NSN and China Mobile enabled the world’s first live TV broadcast via TD-LTE; NSN and the Singapore-based operator StarHub successfully completed Southeast Asia’s first 3GPP standard Voice over LTE call in a live network.

•                  NSN and Panasonic Mobile Communications were selected by NTT DOCOMO in Japan to develop for LTE-Advanced next-generation mobile broadband network architecture; NSN also helped all three major Korean operators - SK Telecom, LG U+ and Korea Telecom — to become the world’s first to launch LTE-Advanced services commercially;  NSN demonstrated the world’s first 4G TD-LTE network trial showing that Authorized Shared Access (ASA) is paving the way for future 5G networks.

•                  NSN announced Liquid Applications, turning base stations into an intelligent part of a mobile operator’s network to serve and deliver local content. In September, SK Telecom of

South Korea and NSN completed world’s first proof-of-concept of Liquid Applications over LTE.

•                  NSN completed comprehensive testing of mobile voice core services running in the telco cloud and successfully demonstrated its telco cloud capabilities in a joint proof-of-concept for Evolved Packet Core (EPC) virtualization with SK Telecom.

•                  The Lebanese telecommunications operator, touch, chose NSN to simplify its operations and improve its customer experience with the company’s unique operations support systems (OSS) portfolio and its related integration services. NSN also opened a Global Delivery Center hub in China. The new facility provides tools, processes and skilled resources to remotely manage mobile broadband networks for operators in China and around the world.

•                  Zain Kuwait deployed NSN’s Customer Experience Management (CEM), and NSN’s CEM contract with Beijing Mobile was extended, to implement an extensive Quality of Experience solution.

•                  With over 15 years of experience in Managed Services, NSN during 2013 further enhanced its Managed Services business approach and increased its overall operational efficiency while also renewing nearly 90% of its existing Managed Services contracts.

•                  NSN announced research co-operation with China Mobile Research Institute; made a multi-year commitment to 5G research activities together with the NYU WIRELESS research center; and announced its participation as a founding member in the 5G public-private partnership between the European Union and 5G PPP Association.

•                  NSN is putting its Technology Vision 2020 into practice, with its big data telco platform prototype analyzing 1 million live messages a second, bridging the best of IT and telco technologies

•                  During the year, NSN was recognized for its global advances and deployments by Global TD-LTE Initiative (GTI), winning the TD-LTE Market Development Award 2013; for its progress in innovation with two Emerging Technologies Awards at CTIA 2013 (its Fuel Cell solution and Liquid Applications); also a three-time winner with its operator customers at the prestigious Global Telecoms Business Innovation Awards in the ‘Wireless network infrastructure innovation’ category. The awards recognized joint projects with SK Telecom (Liquid Applications), touch Telecom (centralized Network and Operations Center) and Zain Kuwait (Customer Experience Index).

•                  In June 2013, ABI Research ranked NSN number 1 in its macro base station vendor competitive assessment; and industry analyst firm Gartner positioned NSN in the ‘Leaders’ quadrant of the Magic Quadrant for LTE Network Infrastructure, for the second consecutive year.

•                  In 2013, NSN completed its plan to streamline the portfolio and focus on mobile broadband, including divestment of non-core businesses.

HERE

In 2013 HERE made significant progress towards its goal of becoming the leading location cloud business with the introduction of new, innovative products as well as updates to its signature experiences, a number of new partnerships that demonstrate that HERE is the preferred partner across industries for maps and location-based technology, and through further extending its reach across a number of operating systems.

•                  HERE announced a complete Connected Driving offer, including HERE Auto, HERE Auto Cloud and HERE Auto Companion. It is the only end-to-end driving solution on the market today, which will help car makers and in-vehicle technology suppliers connect the car to the cloud.

•                  HERE radically improved its traffic product, HERE Traffic, by building a new system and engine that processes data even faster and more accurately than before.

•                  HERE continued to strengthen its popular and critically acclaimed suite of integrated location experiences on Windows Phone with a number of updates throughout the year that brought new features and further refined the user experience.

•                  Continental Corporation implemented 3D content from HERE in its new entertainment platform. Automotive manufacturers can expand their location-based applications to include rich 3D landmarks, satellite imagery with split screen and current traffic information. This also will advance the multi-modal transportation concept another step by providing drivers the ability to synch their route profiles across in-dash systems in their vehicles and their smartphone, tablet or PC.

•                  Garmin continued to put their trust in HERE across the globe by adopting Natural Guidance in North America and Europe, changing the way people provide directions to each other. This includes leveraging local knowledge and market research to incorporate local nuances for choosing and describing reference cues such as the color of a building or the name of a restaurant.

•                  Magneti Marelli and HERE announced their cooperation to develop an end-to-end connected driving solution ready to use for car makers based on Magneti Marelli’s open platform and the HERE Connected Driving offering.

•                  HERE teamed up with Mercedes-Benz to jointly develop smart maps for connected cars and ultimately, self-driving cars leveraging cloud technology.

•                  HERE announced that it delivers its indoor Venue Maps to Qualcomm Atheros, Inc., a subsidiary of Qualcomm Incorporated, helping Qualcomm IZat(TM) location technologies deliver more precise positioning to mobile devices inside buildings.

•                  Rand McNally, one of the largest commercial truck routing software companies in North America, chose HERE as its preferred map provider. HERE contributes information specific to truck transportation, such as the height of a bridge overpass, road weight restrictions for trucks and posted speed limits.

•                  SAP selected HERE to serve as the location technology for its TwoGo car-sharing service.

•                  As a significant advancement in the longstanding partnership with Toyota, Toyota Motor Europe selected the HERE platform’s Local Search for Automotive to power its next generation Touch & Go navigation and infotainment systems. Local Search for Automotive is a specifically designed solution developed to fulfill the requirements of the automotive industry.

•                  TripAdvisor, the world’s largest travel site, selected the HERE Platform for geocoding services to offer global coverage for consumers to plan trips. HERE offers precise location information in more than 196 countries, helping TripAdvisor website visitors to find hotels, restaurants, and attractions across the world.

•                  The U.S. Federal Highway Administration has leveraged HERE Traffic covering all major highways and border crossings in the U.S. to develop performance measures.

•                  The embedded navigation systems of more than 10 million new cars sold in 2013 are powered by maps from HERE. This milestone underlines the leadership of HERE in providing navigation and mapping solutions for the automotive industry.

•                  HERE further strengthened the Windows Phone 8 ecosystem by making its suite of location-based experiences available for all Windows Phone 8 devices.

•                  HERE brought HERE Maps to the new Asha platform, thus helping to connect the next billion.

•                  HERE introduced HTML5-based HERE Maps for the new Firefox OS as a first collaborative step with Mozilla.

ADVANCED TECHNOLOGIES

•                  Nokia was one of the founding industrial partners and board members for the EU’s Graphene Flagship, the EU’s biggest research initiative ever, tasked with taking graphene, a nano-technology material with unique properties, from the realm of academic research into commercial use in the space of ten years. Our participation is led from the Nokia Research Center in Cambridge, UK.

DISCONTINUED OPERATIONS

•                  Nokia’s new manufacturing facility in Hanoi, Vietnam, became fully operational in the third quarter.

•                  Nokia was ranked ninth in Interbrand’s Best Global Green Brands survey, ahead of all its peers in the mobile industry.

•                  Nokia launched its first Windows tablet, the Nokia Lumia 2520, and its first large screen Lumia smartphones, the Lumia 1520 and Lumia 1320.

•                  Nokia launched the Lumia 1020, which set a new benchmark for smartphone imaging, and the Lumia 925, which introduced metal for the first time to the Nokia Lumia range.

•                  Nokia launched the Lumia 620, a compact smartphone with a colorful design and the Nokia Lumia 520, its most affordable Windows Phone 8 smartphone.

•                  Nokia introduced several new imaging innovations in 2013. These innovations included, for instance, Smart Camera that allows people to shoot a sequence of photos, making it easier to capture great moments.

•                  Lumia smartphones continued to benefit from a growing Windows Phone application store, with key applications including Instagram, Waze and Vine announced during the year. Nokia itself launched new applications such as Nokia Storyteller, Beamer and Video Director.

•                  Nokia introduced Asha 501, the first of a new generation of smartphones to run on the new Asha platform, before following up with new additions to the Asha platform family in the form of the Nokia Asha 500, Asha 502 and Asha 503.

•                  Nokia started shipments of the Nokia 105, the most affordable phone in its portfolio, retailing at a recommended price of EUR 15.

•                  Nokia introduced a new ultra-affordable camera phone, the Nokia 108.

•                  Nokia unveiled and started shipments of the Nokia 515, a premium mobile phone with a 5 megapixel camera.

PERSONNEL

PERSONNEL END OF QUARTER

	Q4/2013	Q4/2012	YoY Change	Q3/2013	QoQ Change
NSN	48 409	58 411	-17%	49 122	-1%
HERE	5 741	6 186	-7%	5 790	-1%
Advanced Technologies and corporate common	875	950	-8%	916	-4%
Nokia’s continuing operations	55 025	65 547	-16%	55 828	-1%

The average number of Nokia’s continuing operations employees during the period from January to December 2013 was 58 903, of which the average number of employees at HERE and NSN was 5 897 and 52 134 respectively.

SHARES

The total number of Nokia shares on December 31, 2013, was 3 744 994 342. On December 31, 2013, Nokia and its subsidiary companies owned 32 567 617 Nokia shares, representing approximately 0.9% of the total number of Nokia shares and the total voting rights.

DIVIDEND

The Nokia Board of Directors will decide on its proposal to the Annual General Meeting on distributions to shareholders only after the anticipated closing of the transaction whereby Nokia will sell substantially all of its Devices & Services business and license its patents to Microsoft and the completion of the strategy evaluation. The distributable funds on the balance sheet of the parent company at December 31, 2013 amounted to EUR 4 676 million.

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

	Reported	Reported*)	Non-IFRS	Non-IFRS*)
	1-12/2013	1-12/2012	1-12/2013	1-12/2012

Net sales	12 709	15 400	12 710	15 401
Cost of sales	-7 364	-9 841	-7 364	-9 776

Gross profit	5 345	5 559	5 346	5 625
Research and development expenses	-2 619	-3 081	-2 416	-2 706
Selling and marketing expenses	-974	-1 372	-881	-1 059
Administrative and general expenses	-697	-690	-697	-690
Other income	272	276	266	267
Other expenses	-808	-1 513	-182	-295

Operating loss/profit	519	-821	1 436	1 142
Share of results of associated companies	4	-1	4	-1
Financial income and expenses	-280	-357	-280	-357

Loss/profit before tax	243	-1 179	1 160	784
Tax	-202	-304	-282	-171

Loss/profit from continuing operations	41	-1 483	878	613

Discontinued operations
Loss/profit from discontinued operations	-780	-2 303	-667	-1085

Loss/profit for the year	-739	-3 786	211	-472

Loss attributable to equity holders of the parent	-615	-3 105	73	-644
Loss/profit attributable to non-controlling interests	-124	-681	138	172
	-739	-3 786	211	-472

Earnings per share from continuing and discontinued operations, EUR (for loss attributable to the equity holders of the parent)
Basic earnings per share
From continuing operations	0.05	-0.21	0.21	0.13
From discontinued operations	-0.22	-0.63	-0.19	-0.30
From the profit of the year	-0.17	-0.84	0.02	-0.17
Diluted earnings per share
From continuing operations	0.05	-0.21	0.21	0.13
From discontinued operations	-0.22	-0.63	-0.19	-0.30
From the profit of the year	-0.17	-0.84	0.02	-0.17

Average number of shares (1 000 shares)
Basic
From continuing operations	3 712 079	3 710 845	3 712 079	3 710 845
From discontinued operations	3 712 079	3 710 845	3 712 079	3 710 845
From the profit of the year	3 712 079	3 710 845	3 712 079	3 710 845
Diluted
From continuing operations	3 733 364	3 710 845	3 733 364	3 710 845
From discontinued operations	3 712 079	3 710 845	3 712 079	3 710 845
From the profit of the year	3 712 079	3 710 845	3 712 079	3 710 845

Depreciation and amortization, total	560	1 088	280	380

Share-based compensation expense, total	41	11	41	11

*) 1-12/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

NOKIA SOLUTIONS AND NETWORKS, EUR million

(unaudited)

	Reported 1-12/2013	Special items & PPA 1-12/2013	Non-IFRS 1-12/2013	Reported*) 1-12/2012	Special items & PPA*) 1-12/2012	Non- IFRS*) 1-12/2012

Net sales	11 282		11 282	13 779		13 779
Cost of sales (1)	-7 148	—	-7 148	-9 610	65	-9 545

Gross profit	4 134	—	4 134	4 169	65	4 234
% of net sales	36.6		36.6	30.3		30.7

Research and development expenses (2)	-1 822	20	-1 802	-2 046	20	-2 026
% of net sales	16.1		16.0	14.8		14.7

Selling and marketing expenses (3)	-821	80	-741	-1 158	245	-913
% of net sales	7.3		6.6	8.4		6.6

Administrative and general expenses	-489	—	-489	-470	—	-470
% of net sales	4.3		4.3	3.4		3.4

Other income and expenses (4)	-582	570	-12	-1 290	1 247	-43

Operating profit/loss	420	670	1 090	-795	1 577	782
% of net sales	3.7		9.7	-5.8		5.7

Depreciation and amortization, total	313	-100	213	587	-284	303

(1) Charges of EUR 65 million in 2012 related to country and contract exits based on Nokia Solutions and Networks strategy to focus on key markets and product segments.

(2) Amortization of acquired intangible assets of EUR 20 million in 2013 and EUR 20 million in 2012.

(3) Amortization of acquired intangible assets of EUR 80 million in 2013 and EUR 245 million in 2012.

(4) Restructuring and associated charges of EUR 570 million in 2013. Restructuring charges and associated charges of EUR 1 226 million, including EUR 42 million related to country and contract exits, impairments of assets of EUR 2 million, a negative adjustment of EUR 4 million to purchase price allocations related to the final payment from Motorola,  as well as amortization of acquired intangible assets EUR 23 million in 2012.

*) Full year 2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

HERE, EUR million

(unaudited)

	Reported 1-12/2013	Special items & PPA 1-12/2013	Non-IFRS 1-12/2013	Reported 1-12/2012	Special items & PPA 1-12/2012	Non-IFRS 1-12/2012

Net sales (1)	914	1	915	1 103	1	1 104
Cost of sales	-208	—	-208	-228	—	-228

Gross profit	706	1	707	875	1	876
% of net sales	77.2		77.3	79.3		79.3

Research and development expenses (2)	-648	168	-480	-883	355	-528
% of net sales	70.9		52.5	80.1		47.8

Selling and marketing expenses (3)	-119	11	-108	-186	68	-118
% of net sales	13.0		11.8	16.9		10.7

Administrative and general expenses	-69	—	-69	-77	—	-77
% of net sales	7.5		7.5	7.0		7.0

Other income and expenses (4)	-24	22	-2	-30	31	1

Operating profit/loss	-154	202	48	-301	455	154
% of net sales	-16.8		5.2	-27.3		13.9

Depreciation and amortization, total	241	-180	61	496	-424	72

(1) Deferred revenue related to acquisitions of EUR 1 million in 2013 and EUR 1 million in 2012.

(2) Amortization of acquired intangible assets of EUR 168 million in 2013 and EUR 355 million in 2012.

(3) Amortization of acquired intangible assets of EUR 11 million in 2013 and EUR 68 million in 2012.

(4) Restructuring and related charges of EUR 22 million in 2013 and EUR 31 million in 2012.

ADVANCED TECHNOLOGIES, EUR million

(unaudited)

	Reported 1-12/2013	Special items & PPA 1-12/2013	Non-IFRS 1-12/2013	Reported*) 1-12/2012	Special items & PPA*) 1-12/2012	Non- IFRS*) 1-12/2012

Net sales	529		529	534		534
Cost of sales	-14	—	-14	-7	—	-7

Gross profit	515	0	515	527	0	527
% of net sales	97.4		97.4	98.7		98.7

Research and development expenses (1)	-147	15	-132	-153	1	-152
% of net sales	27.8		25.0	28.7		28.5

Selling and marketing expenses (2)	-34	2	-32	-24		-24
% of net sales	6.4		6.0	4.5		4.5

Administrative and general expenses	-22	—	-22	-22	—	-22
% of net sales	4.2		4.2	4.1		4.1

Other income and expenses (3)	-2	2	0	-3	3	0

Operating loss/profit	310	19	329	325	4	329
% of net sales	58.6		62.2	60.9		61.6

Depreciation and amortization, total	3	0	3	3	0	3

(1) Transaction related costs of EUR 15 million related to the sale of substantially all of Devices & Services business to Microsoft and EUR 1 million restructuring related charges in 2012.

(2) Transaction related costs of EUR 2 million related to the sale of substantially all of Devices & Services business to Microsoft.

(3) Restructuring charges and associated impairments of EUR 2 million in 2013 and EUR 3 million in 2012.

*) Full year 2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Reported 1-12/2013	Special items & PPA 1-12/2013	Non-IFRS 1-12/2013	Reported*) 1-12/2012	Special items & PPA*) 1-12/2012	Non-IFRS*) 1-12/2012

Net sales			—			—
Cost of sales	-10	—	-10	-12	—	-12

Gross profit	-10	—	-10	-12	—	-12

Research and development expenses	-1	—	-1	0	—	0

Selling and marketing expenses		—	0	-4	—	-4

Administrative and general expenses	-118	—	-118	-120	—	-120

Other income and expenses	72	28	100	86	-73	13

Operating profit/loss	-57	28	-29	-50	-73	-123

Depreciation and amortization, total	3	—	3	2	—	2

(1) Restructuring charges and associated impairments of EUR 10 million as well as transaction related costs of EUR 18 million related to the sale of substantially all of Devices & Services business to Microsoft in Q4/13. Restructuring charges of EUR 6 million in 2012 and a net gain from sale of a real estate of EUR 79 million in Q4/12.

*) Full year 2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

NOKIA GROUP

	Reported 1-12/2013	Special items & PPA 1-12/2013	Non-IFRS 1-12/2013	Reported* 1-12/2012	Special items & PPA*) 1-12/2012	Non-IFRS* 1-12/2012

Net sales (1)	12 709	1	12 710	15 400	1	15 401
Cost of sales (2)	-7 364	—	-7 364	-9 841	65	-9 776

Gross profit	5 345	1	5 346	5 559	66	5 625
% of net sales	42.1		42.1	36.1		36.5

Research and development expenses (3)	-2 619	203	-2 416	-3 081	375	-2 706
% of net sales	20.6		19.0	20.0		17.6

Selling and marketing expenses (4)	-974	93	-881	-1 372	313	-1 059
% of net sales	7.6		6.9	8.9		6.9

Administrative and general expenses	-697	0	-697	-690	0	-690
% of net sales	5.5		5.5	4.5		4.5

Other income and expenses (5)	-536	620	84	-1 237	1 209	-28

Operating profit/loss	519	917	1 436	-821	1 963	1 142
% of net sales	4.1		11.3	-5.3		7.4

Share of results of associated companies	4		4	-1		-1
Financial income and expenses	-280		-280	-357		-357

Profit/loss before tax	243	917	1 160	-1 179	1 963	784
Tax (6)	-202	-80	-282	-304	133	-171

Loss/profit from continuing operations	41	837	878	-1 483	2 096	613

Discontinued operations
Loss/profit from discontinued operations	-780	113	-667	-2 303	1 218	-1 085

Loss/profit for the year	-739	950	211	-3 786	3 314	-472

Loss/profit attributable to equity holders of the parent	-615	688	73	-3 105	2 461	-644
Loss/profit attributable to non-controlling interests	-124	262	138	-681	853	172
	-739	950	211	-3 786	3 314	-472

Earnings per share from continuing and discontinued operations, EUR (for loss/profit attributable to the equity holders of the parent)
Basic earnings per share
From continuing operations	0.05		0.21	-0.21		0.13
From discontinued operations	-0.22		-0.19	-0.63		-0.30
From the profit of the year	-0.17		0.02	-0.84		-0.17
Diluted earnings per share
From continuing operations	0.05		0.21	-0.21		0.13
From discontinued operations	-0.22		-0.19	-0.63		-0.30
From the profit of the year	-0.17		0.02	-0.84		-0.17

Average number of shares
(1 000 shares)
Basic
From continuing operations	3 712 079		3 712 079	3 710 845		3 710 845
From discontinued operations	3 712 079		3 712 079	3 710 845		3 710 845
From the profit of the year	3 712 079		3 712 079	3 710 845		3 710 845
Diluted
From continuing operations	3 733 364		3 733 364	3 710 845		3 710 845
From discontinued operations	3 712 079		3 712 079	3 710 845		3 710 845
From the profit of the year	3 712 079		3 712 079	3 710 845		3 710 845

Depreciation and amortization, total	560	-280	280	1088	-708	380
Share-based compensation expense, total	41	—	41	11	—	11

(1) Deferred revenue related to acquisitions of EUR 1 million in 2013 and 2012.

(2) Charges of EUR 65 million in 2012 related to country and contract exits based on Nokia Solutions and Networks strategy to focus on key markets and product segments.

(3) Transaction related costs of EUR 15 million related to the sale of substantially all of Devices & Services business to Microsoft, amortization of acquired intangible assets of EUR 188 million in 2013 and EUR 375 million in 2012.

(4) Amortization of acquired intangible assets of EUR 93 million in 2013 and EUR 313 million in 2012.

(5) Restructuring charges of EUR 602 million as well as transaction related costs of EUR 18 million related to the sale of substantially all of Devices & Services business to Microsoft in 2013. Restructuring charges and associated charges of EUR 1 265 million, including EUR 42 million related to country and contract exits, impairments of assets of EUR 2 million, a negative adjustment of EUR 4 million to purchase price allocations related to the final payment from Motorola as well as amortization of acquired intangible assets EUR 23 million and a net gain on sale of real estate of EUR 79 million in 2012.

(6) Net tax benefit of EUR 35 million on prior year operations offset by certain tax expenses related to prior years’ earnings, as well as net tax benefit on special items and PPA of EUR 45 million in 2013. EUR 135 million valuation allowance for Nokia Siemens Networks deferred tax assets, EUR 157 million non-cash deferred tax expense related to legal reorganizations arising from HERE business integration and the net tax benefit on special items and PPA of EUR 159 million in 2012.

CONSOLIDATED INCOME STATEMENTS, IFRS, EUR million

(unaudited)

	1-12/2013	1-12/2012*)

Net sales	12 709	15 400
Cost of sales	-7 364	-9 841

Gross profit	5 345	5 559
Research and development expenses	-2 619	-3 081
Selling and marketing expenses	-974	-1 372
Administrative and general expenses	-697	-690
Other income	272	276
Other expenses	-808	-1 513

Operating profit/loss	519	-821
Share of results of associated companies	4	-1
Financial income and expenses	-280	-357

Profit/loss before tax	243	-1 179
Tax	-202	-304

Loss/profit from continuing operations	41	-1 483

Discontinued operations
Loss/profit from discontinued operations	-780	-2 303

Loss/profit for the year	-739	-3 786

Loss attributable to equity holders of the parent	-615	-3 105
Loss/profit attributable to non-controlling interests	-124	-681

	-739	-3 786

Earnings per share, EUR (for loss attributable to the equity holders of the parent)
Basic earnings per share
From continuing operations	0.05	-0.21
From discontinued operations	-0.22	-0.63
From the profit of the year	-0.17	-0.84
Diluted earnings per share
From continuing operations	0.05	-0.21
From discontinued operations	-0.22	-0.63
From the profit of the year	-0.17	-0.84

Average number of shares (1 000 shares)
Basic
From continuing operations	3 712 079	3 710 845
From discontinued operations	3 712 079	3 710 845
From the profit of the year	3 712 079	3 710 845
Diluted
From continuing operations	3 733 364	3 710 845
From discontinued operations	3 712 079	3 710 845
From the profit of the year	3 712 079	3 710 845

Depreciation and amortization, total	560	1 088
Share-based compensation expense, total	41	11

*) Full year 2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME, IFRS, EUR million

(unaudited)

	1-12/2013	1-12/2012*)

Loss	-739	-3 786

Other comprehensive income/expense
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pensions	83	-228
Items that may be reclassified subsequently to profit or loss
Translation differences	-496	40
Net investment hedges	114	-58
Cash flow hedges	3	-41
Available-for-sale investments	49	35
Other increase/decrease, net	5	10
Income tax related to components of other comprehensive income/expense	-2	34

Other comprehensive expense, net of tax	-244	-208

Total comprehensive expense	-983	-3 994

Total comprehensive expense/income attributable to
equity holders of the parent	-863	-3 282
non-controlling interests	-120	-712
	-983	-3 994

*)             Full year 2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

SEGMENT INFORMATION AND ELIMINATIONS, Continuing Operations

1-12/2013, reported, EUR million

(unaudited)

	Mobile Broadband 1-12/2013	Global Services 1-12/2013	Nokia Solutions and Networks Other 1-12/2013	Nokia Solutions and Networks 1-12/2013	HERE 1-12/2013	Advanced Technologies 1-12/2013	Corporate Common 1-12/2013	Eliminations 1-12/2013	Nokia Continuing Operations 1-12/2013

Net sales	5 347	5 753	182	11 282	914	529		-16	12 709

Costs and expenses	-4 925	-5 060	-295	-10 280	-1 044	-217	-129	16	-11 654

Other income and expenses	0	0	-582	-582	-24	-2	72	—	-536

Contribution	422	693	-695
% of net sales	7.9	12.0	-381.9

Operating loss/profit				420	-154	310	-57	0	519
% of net sales				3.7	-16.8	58.6			4.1

Depreciation and amortization, total				313	241	3	3		560

1-12/2012, reported, EUR million *)

(unaudited)

	Mobile Broadband 1-12/2012	Global Services 1-12/2012	Nokia Solutions and Networks Other 1-12/2012	Nokia Solutions and Networks 1-12/2012	HERE 1-12/2012	Advanced Technologies 1-12/2012	Corporate Common 1-12/2012	Eliminations 1-12/2012	Nokia Continuing Operations 1-12/2012

Net sales	6 043	6 929	807	13 779	1 103	534	0	-16	15 400

Costs and expenses	-5 553	-6 595	-1136	-13 284	-1 374	-206	-136	16	-14 984

Other income and expenses	0	0	-1290	-1 290	-30	-3	86	0	-1 237

Contribution	490	334	-1 619
% of net sales	8.1	4.8	-200.6

Operating loss/profit				-795	-301	325	-50	0	-821
% of net sales				-5.8	-27.3	60.9			-5.3

Depreciation and amortization, total				587	496	3	2		1 088

*) 1-12/2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

DISCONTINUED OPERATIONS

In September 2013, Nokia announced the sale of substantially all of its Devices & Services business to Microsoft. Subsequent to the approval for the sale received in the Extraordinary General Meeting in November 2013, Nokia Group has presented Devices & Services as discontinued business. In 2012, the discontinued operations include also the luxury phone business Vertu disposed of in the last quarter of 2012.

Results of discontinued operation, reported, EUR million	1-12/2013	1-12/2012

Net sales	10 735	15 152
Cost of sales	-8 526	-12 320
Gross profit	2 209	2 832
Expenses	-2 799	-4 311
Results from operating activities	-590	-1 479
Financial income and expense, net	10	18
Income tax	-200	-842
Profit (loss) for the year	-780	-2 303

Profit (loss) attributable to the equity holders of parent	-801	-2 334
Profit (loss) attributable to non-controlling interests	21	31

Cash flows from (used in) discontinued operations, reported, EUR million	1-12/2013	1-12/2012

Net cash used in operative activities	-1 081	-2 284
Net cash from investing activities	-130	-68
Net cash from financing activities	-21	0
Net cash flow for the year	-1 232	-2 352

Financial position of discontinued operations, EUR million	31.12.2013

Goodwill and other intangible assets	1 426
Property plant and equipment	559
Deferred tax assets and other non-current assets	381
Inventories	347
Other current assets	2 545
Assets of disposal groups classified as held for sale	5 258

Deferred tax liabilities and other liabilities	114
Trade and other payables	1 381
Accruals and provisions	3 233
Liabilities of disposal groups classified as held for sale	4 728

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION, IFRS, EUR million
(unaudited)

	31.12.2013	31.12.2012*)
ASSETS
Non-current assets
Goodwill	3 295	4 876
Other intangible assets	296	647
Property, plant and equipment	566	1 431
Investments in associated companies	65	58
Available-for-sale investments	741	689
Deferred tax assets	890	1 279
Long-term loans receivable	96	125
Other non-current assets	99	218
	6 048	9 323
Current assets
Inventories	804	1 538
Accounts receivable	2 901	5 551
Prepaid expenses and accrued income	660	2 682
Current income tax assets	146	495
Current portion of long-term loans receivable	29	35
Other financial assets	285	451
Investments at fair value through profit and loss, liquid assets	382	415
Available-for-sale investments, liquid assets	956	542
Available-for-sale investments, cash equivalents	3 957	5 448
Bank and cash	3 676	3 504
	13 796	20 661
Fixed assets held for sale	89	—
Assets of disposal groups classified as held for sale	5 258	—
Total assets	25 191	29 984

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246
Share issue premium	615	446
Treasury shares	-603	-629
Translation differences	433	745
Fair value and other reserves	80	-5
Reserve for invested non-restricted equity	3 115	3 136
Retained earnings	2 581	3 997
	6 467	7 936
Non-controlling interests	193	1 303
Total equity	6 660	9 239

Non-current liabilities
Long-term interest-bearing liabilities	3 286	5 087
Deferred tax liabilities	195	701
Other long-term liabilities	630	997
Provisions	242	304
	4 353	7 089
Current liabilities
Current portion of long-term loans	3 192	201
Short-term borrowing	184	261
Other financial liabilities	35	90
Current income tax liabilities	484	499
Accounts payable	1 842	4 394
Accrued expenses and other liabilities	3 033	6 223
Provisions	680	1 988
	9 450	13 656
Liabilities of disposal groups classified as held for sale	4 728	—
Total shareholders’ equity and liabilities	25 191	29 984
Interest-bearing liabilities	6 662	5 549
Shareholders’ equity per share, EUR	1.74	2.14
Number of shares (1 000 shares) (1)	3 712 427	3 710 985

(1) Shares owned by Group companies are excluded.

*) Nokia’s financial accounts for periods ending December 31, 2012 now reflect the retrospective application of IAS 19R, Employee Benefits.

CONSOLIDATED STATEMENT OF CASH FLOWS, IFRS, EUR million

(unaudited)

	10-12/2013	10-12/2012*)	1-12/2013	1-12/2012*)
Cash flow from operating activities
Loss attributable to equity holders of the parent	-25	191	-615	-3 105
Adjustments, total	253	581	1 789	3 841
Change in net working capital	-122	-36	-945	119
Cash generated from operations	106	736	229	855
Interest received	26	30	92	130
Interest paid	-75	-88	-208	-277
Other financial income and expenses, net	142	-25	345	-584
Income taxes paid	-146	-90	-386	-478
Net cash from/used in operating activities	53	563	72	-354

Cash flow from investing activities
Acquisition of businesses, net of acquired cash	—	-11	—	13
Purchase of current available-for-sale investments, liquid assets	-6	-170	-1 021	-1 668
Purchase of investments at fair value through profit and loss, liquid assets	—	—	—	-40
Purchase of non-current available-for-sale investments	-14	-10	-53	-55
Purchase of shares in associated companies	-2	—	-8	-1
Proceeds from (+) / payment of (-) other long-term loans receivable	1	-1	-1	—
Proceeds from (+) / payment of (-) short-term loans receivable	-16	11	4	24
Capital expenditures	-73	-146	-407	-461
Proceeds from disposal of businesses, net of disposed cash	7	106	-63	-15
Proceeds from disposal of shares in associated companies	—	—	—	5
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	218	284	586	2 355
Proceeds from maturities and sale of investments at fair value through profit and loss, liquid assets	—	42	—	86
Proceeds from sale of non-current available-for-sale investments	35	3	129	37
Proceeds from sale of fixed assets	3	184	138	279
Dividends received	3	—	5	3
Net cash used in / from investing activities	156	292	-691	562

Cash flow from financing activities
Purchase of a subsidiary’s equity instruments	-1	—	-1 707	—
Proceeds from long-term borrowings	—	750	2 291	752
Repayment of long-term borrowings	-49	-23	-862	-266
Proceeds from (+) / payment of (-) short-term borrowings	13	-287	-128	-196
Dividends paid and other contributions to shareholders	-20	-6	-71	-755
Net cash used in/from financing activities	-57	434	-477	-465

Foreign exchange adjustment	-87	3	-223	-27
Net increase (+) / decrease (-) in cash and cash equivalents	65	1 292	-1 319	-284
Cash and cash equivalents at beginning of period	7 568	7 660	8 952	9 236
Cash and cash equivalents at end of period	7 633	8 952	7 633	8 952

NB: The figures in the consolidated statement of cash flows cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

*) 10-12/2012 and full year 2012 financial accounts now reflect the retrospective application of IAS 19R, Employee Benefits.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Equity holders of the parent	Non- controlling interest	Total equity
Balance at December 31, 2011*)	246	362	-644	771	153	3 148	7 836	11 872	2 037	13 909
Remeasurements on defined benefit pensions, net of tax					-127			-127	-79	-206
Translation differences				41				41	-2	39
Net investment hedge losses, net of tax				-67				-67		-67
Cash flow hedges, net of tax					-67			-67	47	-20
Available-for-sale investments, net of tax					36			36		36
Other increase, net							7	7	3	10
Loss							-3 104	-3 104	-681	-3 785
Total comprehensive income	—	—	—	-26	-158	—	-3 097	-3 281	-712	-3 993
Share-based compensation		1						1		1
Excess tax benefit on share-based compensation		3						3		3
Settlement of performance and restricted shares		-5	15			-12		-2		-2
Dividend							-742	-742	-22	-764
Convertible bond - equity component		85						85		85
Total of other equity movements	—	84	15	—	—	-12	-742	-655	-22	-677
Balance at December 31, 2012*)	246	446	-629	745	-5	3 136	3 997	7 936	1 303	9 239

Balance at December 31, 2012*)	246	446	-629	745	-5	3 136	3 997	7 936	1 303	9 239
Remeasurements on defined benefit pensions, net of tax					55			55	25	80
Translation differences				-468				-468	-28	-496
Net investment hedge gains, net of tax				114				114		114
Cash flow hedges, net of tax					-3			-3	7	4
Available-for-sale investments, net of tax					49			49		49
Other increase, net							5	5		5
Loss							-615	-615	-124	-739
Total comprehensive income	—	—	—	-354	101	—	-610	-863	-120	-983
Share-based compensation		25						25		25
Excess tax benefit on share-based compensation								0		0
Settlement of performance and restricted shares		-7	26			-21		-2		-2
Dividend								—	-37	-37
Acquisition of non-controlling interest		-3		42	-16		-806	-783	-924	-1 707
Other change in non-controlling interests								—	-29	-29
Convertible bond - equity component		154						154		154
Total of other equity movements	—	169	26	42	-16	-21	-806	-606	-990	-1 596
Balance at December 31, 2013	246	615	-603	433	80	3 115	2 581	6 467	193	6 660

*) Nokia’s financial accounts for the period ending December 31, 2012 now reflect the retrospective application of IAS 19R, Employee Benefits.

FAIR VALUE OF FINANCIAL INSTRUMENTS, Continuing Operations

(unaudited)

From Q1 2013 onwards the Group presents information on fair value measurement of financial assets and liabilities due to changes in the disclosure requirements for interim financial statements.

	Carrying amounts
At December 31, 2013	Current available- for-sale financial assets	Non- current available- for-sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total carrying amounts	Fair value(1)
	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	—	11	—	—	—	11	11
Available-for-sale investments, carried at fair value	—	503	—	—	—	503	503
Available-for-sale investments, carried at cost less impairment	—	227	—	—	—	227	227
Long-term loans receivable	—	—	—	96	—	96	85
Accounts receivable	—	—	—	2 901	—	2 901	2 901
Current portion of long-term loans receivable	—	—	—	29	—	29	29
Other current financial assets, derivatives	—	—	191	—	—	191	191
Other current financial assets, other	—	—	—	94	—	94	94
Investments at fair value through profit and loss, liquid assets	—	—	382	—	—	382	382
Available-for-sale investments, liquid assets carried at fair value	956	—	—	—	—	956	956
Available for-sale investments, cash equivalents carried at fair value	3 957	—	—	—	—	3 957	3 957
Total financial assets	4 913	741	573	3 120	—	9 347	9 336

Long-term interest-bearing liabilities	—	—	—	—	3 286	3 286	4 521
Current portion of long-term loans(2)	—	—	—	—	3 192	3 192	3 385
Short-term borrowing	—	—	—	—	184	184	184
Other financial liabilities	—	—	35	—	—	35	35
Accounts payable	—	—	—	—	1 842	1 842	1 842
Total financial liabilities	—	—	35	—	8 504	8 539	9 967

(2) The fair value of EUR Convertible Bonds (total of EUR 1 500 million maturing 2018-2020) is based on the assumption that the bonds will be redeemed at par plus accrued interest at the sale of substantially all of Nokia’s Devices & Services business to Microsoft that is expected to close in the first quarter of 2014, subject to regulatory approvals and other customary closing conditions.

	Carrying amounts
At December 31, 2012	Current available- for-sale financial assets	Non- current available- for-sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total carrying amounts	Fair value(1)
	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	—	11	—	—	—	11	11
Available-for-sale investments, carried at fair value	—	447	—	—	—	447	447
Available-for-sale investments, carried at cost less impairment	—	231	—	—	—	231	231
Long-term loans receivable	—	—	—	125	—	125	113
Accounts receivable	—	—	—	5 551	—	5 551	5 551
Current portion of long-term loans receivable	—	—	—	35	—	35	35
Other current financial assets, derivatives	—	—	448	—	—	448	448
Other current financial assets, other	—	—	—	3	—	3	3
Investments at fair value through profit and loss, liquid assets	—	—	415	—	—	415	415
Available-for-sale investments, liquid assets carried at fair value	542	—	—	—	—	542	542
Available for-sale investments, cash equivalents carried at fair value	5 448	—	—	—	—	5 448	5 448
Total financial assets	5 990	689	863	5 714	—	13 256	13 244

Long-term interest-bearing liabilities	—	—	—	—	5 087	5 087	5 298
Current portion of long-term loans	—	—	—	—	201	201	201
Short-term borrowing	—	—	—	—	261	261	261
Other financial liabilities	—	—	90	—	—	90	90
Accounts payable	—	—	—	—	4 394	4 394	4 394
Total financial liabilities	—	—	90	—	9 943	10 033	10 244

(1) For items not carried at fair value the following fair value measurement methods are used. The fair value is set to carrying amount for available-for-sale investments carried at cost less impairment for which no reliable fair value has been possible to estimate. The fair value of loan receivables and payables is estimated based on the current market values of similar instruments. The fair value is estimated to be equal to the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values and Level 3 requiring most management judgment. At the end of each reporting period Nokia categorizes its financial assets and liabilities to appropriate level of fair value hierarchy. Items included in the following tables are measured at fair value on a recurring basis.

At December 31, 2013	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non- observable data (Level 3)	Total
	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	11	—	—	11
Available-for-sale investments, carried at fair value	56	18	429	503
Other current financial assets, derivatives	—	191	—	191
Investments at fair value through profit and loss, liquid assets	382	—	—	382
Available-for-sale investments, liquid assets carried at fair value	945	11	—	956
Available for-sale investments, cash equivalents carried at fair value	3 957	—	—	3 957
Total assets	5 351	220	429	6 000
Derivative liabilities	—	35	—	35
Total liabilities	—	35	—	35

At December 31, 2012	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non- observable data (Level 3)	Total
	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	11	—	—	11
Available-for-sale investments, carried at fair value	57	20	370	447
Other current financial assets, derivatives	—	448	—	448
Investments at fair value through profit and loss, liquid assets	415	—	—	415
Available-for-sale investments, liquid assets carried at fair value	532	10	—	542
Available for-sale investments, cash equivalents carried at fair value	5 448	—	—	5 448
Total assets	6 463	478	370	7 311
Derivative liabilities	—	90	—	90
Total liabilities	—	90	—	90

Level 3 investments mainly include a large number of unlisted equities and unlisted funds where fair value is determined based on relevant information such as operating performance, recent transactions and available market data on peer companies. No individual input has a significant impact on the total fair value. The following table shows a reconciliation of the opening and closing balances of Level 3 financial assets:

EURm	Other available- for-sale investments carried at fair value
Balance at December 31, 2012	370
Total gains (+)/losses (-) in income statement	81
Total gains (+)/losses (-) recorded in other comprehensive income	52
Purchases	47
Sales	-123
Other transfers	2
Balance at December 31, 2013	429

The gains and losses from financial assets categorized in level 3 are included in other operating income and expenses as the investment and disposal objectives for these investments are business driven. A net loss of EUR 4 million (net loss of EUR 23 million in 2012) related to level 3 financial instruments held at December 31, 2013, was included in the profit and loss during 2013.

In Q3 2013 Nokia Group has concluded that certain real estate properties meet the criteria of assets held for sale. These long-lived assets have been identified for disposal as part of the on-going restructuring activities. Nokia expects to realize the sale of these properties within the following twelve months. At December 31, 2013 the fair value of these assets was EUR 89 million. The valuation of these assets is based on third-party evaluations by real estate brokers taking into account Nokia’s divestment strategy for these assets as well as relevant market dynamics. This evaluation includes non-market observable inputs and hence these assets are considered to be level 3 category assets that are measured at fair value on a non-recurring basis.

INTEREST-BEARING LIABILITIES, EUR million

(unaudited)

Nokia	Issuer/Borrower	Final Maturity	31.12.2013	31.12.2012
Revolving Credit Facility (EUR 1 500 million)	Nokia Corporation	March 2016	—	—
USD Bond 2039 (USD 500 million 6.625%)	Nokia Corporation	May 2039	364	381
EUR Convertible Bond 2020 (EUR 500 million 3.625%)	Nokia Corporation	September 2020	500	—
EUR Convertible Bond 2019 (EUR 500 million 2.5%)	Nokia Corporation	September 2019	500	—
USD Bond 2019 (USD 1 000 million 5.375%)	Nokia Corporation	May 2019	727	761
EUR Bond 2019 (EUR 500 million 6.75%)	Nokia Corporation	February 2019	500	500
EUR Convertible Bond 2018 (EUR 500 million 1.125%)	Nokia Corporation	September 2018	500	—
EUR Convertible Bond 2017 (EUR 750 million 5%)	Nokia Corporation	October 2017	750	750
EUR Bond 2014 (EUR 1 250 million 5.5%)	Nokia Corporation	February 2014	1 250	1 250
EUR EIB R&D Loan	Nokia Corporation	February 2014	500	500
Differences between Bond nominal and carrying values(1)	Nokia Corporation		-164	55
Other interest-bearing liabilities	Nokia Corporation and various subsidiaries		144	209
Total Nokia			5 571	4 406

Nokia Solutions and Networks	Issuer/Borrower	Final Maturity	31.12.2013	31.12.2012
Revolving Credit Facility (EUR 750 million)	Nokia Solutions and Networks Finance B.V.	June 2015	—	—
EUR Bond 2020 (EUR 350 million 7.125%)	Nokia Solutions and Networks Finance B.V.	April 2020	350	—
EUR Bond 2018 (EUR 450 million 6.75%)	Nokia Solutions and Networks Finance B.V.	April 2018	450	—
EUR Finnish Pension Loan	Nokia Solutions and Networks Oy	October 2015	88	132
EUR Nordic Investment Bank	Nokia Solutions and Networks Finance B.V.	March 2015	20	80
EUR EIB R&D Loan	Nokia Solutions and Networks Finance B.V.	January 2015	50	150
Bank Term Loan (EUR 750 million)	Nokia Solutions and Networks Finance B.V.	Prepaid March 2013	—	600
Differences between Bond nominal and carrying values(1)			-18	—
Other liabilities(2)	Nokia Solutions and Networks Finance B.V. and various subsidiaries		151	181
Total Nokia Solutions and Networks			1 091	1 143

Total Nokia Group			6 662	5 549

(1) This line includes mainly Fair Value adjustments for bonds that are designated under Fair value hedge accounting and difference between Convertible Bond nominal value and carrying value of the financial liability component.
(2) This line includes also EUR 76 million (EUR 2 million in 2012) non-interest bearing payables relating to cash held temporarily due to the divested businesses where NSN continues to perform services within a contractually defined scope for a specified timeframe.

All Nokia borrowings listed above are Senior Unsecured and have no financial covenants.

All Nokia Solutions and Networks borrowings listed above are Senior Unsecured and with financial covenants. Nokia has not guaranteed any of the Nokia Solutions and Networks borrowings and thus these are non-recourse to Nokia. All Nokia Solutions and Networks Finance B.V. borrowings above are guaranteed by Nokia Solutions and Networks Oy and/or Nokia Solutions and Networks B.V. In December 2011, Nokia Solutions and Networks signed a forward starting term loan and revolving credit facilities agreement to replace its revolving credit facility that matured in June 2012. In December 2012, the maturity date of the term loan agreement was extended from June 2013 to March 2014 and the size was reduced from EUR 750 million to EUR 600 million.

In March 2013 Nokia Solutions and Networks issued EUR 450 million of 6.75% Senior Notes due April 2018 and EUR 350 million of 7.125% Senior Notes due April 2020. The net proceeds, EUR 779 million, from the bond issuance were used to prepay EUR 600 million Bank term loan and EUR 50 million of the EUR EIB R&D loan in March 2013 and the remaining proceeds are to be used for general corporate purposes.

Of the Nokia Solutions and Networks’ EUR Finnish Pension Loan, EUR EIB R&D Loan and EUR Nordic Investment Bank Loan EUR 44 million, EUR 25 million and EUR 16 million respectively are included in current maturities as of 31 December, 2013.

COMMITMENTS AND CONTINGENCIES, EUR million

(unaudited)

	GROUP, Continuing Operations
	31.12.2013	31.12.2012
Collateral for own commitments
Assets pledged	38	38

Contingent liabilities on behalf of Group companies
Other guarantees	778	937

Contingent liabilities on behalf of associated companies
Financial guarantees on behalf of third parties	16	11

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	12	12
Other guarantees	103	68

Leasing obligations	550	1 008

Financing commitments
Customer finance commitments	25	34
Venture fund commitments	215	282

1 EUR = 1.375 USD

The unaudited, consolidated interim financial statements of Nokia have been prepared in accordance with the International Financial Reporting Standards (“IFRS”). Excluding impacts of IAS 19R, Employee Benefits the accounting policies and methods of computation followed in the interim financial statements are consistent with those followed in the consolidated financial statements of Nokia for 2012.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the planned sale by Nokia of substantially all of Nokia’s Devices & Services business, including Smart Devices and Mobile Phones (referred to below as “Sale of the D&S Business”) pursuant to the Stock and Asset Purchase Agreement, dated as of September 2, 2013, between Nokia and Microsoft International Holdings B.V.(referred to below as the “Agreement”); B) the closing of the Sale of the D&S Business; C) receiving timely, or at all, necessary regulatory approvals for the Sale of the D&S Business; D) expectations, plans or benefits related to or caused by the Sale of the D&S Business; E) expectations, plans or benefits related to Nokia’s strategies, including plans for Nokia with respect to its continuing businesses that will not be divested in connection with the Sale of the D&S Business; F) expectations, plans or benefits related to changes in leadership and operational structure; G) expectations and targets regarding our operational priorities, financial performance or position, results of operations and use of proceeds from the Sale of the D&S Business; H) the timing of the deliveries of our products and services; I) our ability to innovate, develop, execute and commercialize new technologies, products and services; J) expectations regarding market developments and structural changes; K) expectations and targets regarding performance, including those related to market share, prices, net sales and margins of products and services; L) expectations and targets regarding collaboration and partnering arrangements; M) the outcome of pending and threatened litigation, regulatory proceedings or investigations by authorities; N) expectations regarding the successful completion of restructurings, investments, acquisitions and divestments on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, as well as any expected plans and benefits related to or caused by such transactions; and O) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) the inability to close the Sale of the D&S Business in a timely manner, or at all, for instance due to the inability or delays in obtaining necessary regulatory approvals for the Sale of the D&S Business, or the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement; 2) the potential adverse effect on the sales of our mobile devices, business relationships, operating results and business generally resulting from the announcement of the Sale of the D&S Business or from the terms that we have agreed for the Sale of the D&S Business; 3) any negative effect from the implementation of the Sale of the D&S Business, as we may forego other competitive alternatives for strategies or partnerships that would benefit our Devices & Services business and if the Sale of the D&S Business is not closed, we may have limited options to continue the Devices & Services business or enter into another transaction on terms favorable to us, or at all; 4) our ability to effectively and smoothly implement planned changes to our leadership and operational structure or maintain an efficient interim governance structure and preserve or hire key personnel; 5) any negative effect from the implementation of the Sale of the D&S Business, including our internal reorganization in connection therewith, which will require significant time, attention and resources of our senior management and others within the company potentially diverting their attention from other aspects of our business; 6) disruption and dissatisfaction among employees caused by the plans and implementation of the Sale of the D&S Business, reducing focus and productivity in areas of our business; 7) the amount of the costs, fees, expenses and charges related to or triggered by the Sale of the D&S Business; 8) any impairments or charges to carrying values of assets or liabilities related to or triggered by the Sale of the D&S Business; 9) potential adverse effects on our business, properties or operations caused by us implementing the Sale of the D&S Business; 10) the initiation or outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us relating to the Sale of the D&S Business; 11) Nokia Solutions and Networks’ (renamed from Nokia Siemens Networks) also referred to as NSN success in the mobile broadband infrastructure and related services market and its ability to effectively, profitably and timely adapt business and operations to the diverse needs of its customers; 12) NSN’s ability to maintain and improve its market position and respond successfully to changes and competition in the mobile broadband infrastructure and related services market; 13) NSN’s success in implementing its restructuring plan and reducing its operating expenses and other costs; 14) NSN’s ability to invest in and timely introduce new competitive products, services, upgrades and technologies; 15) NSN’s dependence on limited number of customers and large, multi-year contracts; 16) NSN’s liquidity and its ability to meet its working capital requirements, including access to available credit under its financing arrangements and other credit lines as well as cash at hand; 17) the management of NSN’s customer financing exposure; 18) the success of our HERE strategy, including our ability to establish a successful location-based platform and extend our location-based services across devices and operating systems; 19) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 20) our ability to maintain the existing sources of intellectual property related revenue and establish new such sources; 21) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 22) our ability to keep momentum and increase our speed of innovation, product development and execution in order to bring new innovative and competitive products and location-based or other services to the market in a timely manner; 23) our ability to effectively and smoothly implement the planned changes in our operational structure and achieve targeted efficiencies and reductions in operating expenses and our ability to complete the planned divestments and acquisition, including obtaining any needed regulatory approvals; 24) our ability to retain, motivate, develop and recruit appropriately skilled employees; 25) our dependence on the development of the mobile and communications industry, including location-based and other services industries, in numerous diverse markets, as well as on general economic conditions globally and regionally; 26) our ability to maintain and leverage our position and strengths, especially if we are unable retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our strategies or other factors; 27) the performance of the parties we partner and collaborate with and our ability to achieve successful collaboration or partnering arrangements; 28) our ability to deliver our products profitably, in line with quality requirements and on time, especially if the limited number of suppliers we depend on, many of which are geographically concentrated with a majority based in Asia, fail to deliver sufficient quantities of fully functional products, components, sub-assemblies, software and services on favorable terms and in compliance with our supplier requirements; 29) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 30) any actual or even alleged defects or other quality, safety and security issues in our products; 31) any inefficiency, malfunction or disruption of a system or network that our operations rely on; 32) the impact of cybersecurity breach or other factors leading to an actual or alleged loss, improper disclosure or leakage of any personal or consumer data collected by us or our partners or subcontractors, made available to us or stored in or through our products; 33) our ability to successfully manage the pricing of our products and services and costs related to our products and services and our operations; 34) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 35) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 36) our ability to protect the technologies, which we or others develop or which we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our product and services; 37) the impact of economic, regulatory, political or other development on our sales, manufacturing facilities and assets located in emerging market countries as well as the impact of regulations against imports to those countries; 38) the impact of changes in and enforcement of government policies, technical standards, trade policies, laws or regulations in countries where our assets are located and where we do business; 39) investigations or claims by contracting parties in relation to exits from countries, areas or contractual arrangements; 40) unfavorable outcome of litigation, regulatory proceedings or investigations by authorities; 41) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices, and the lawsuits and publicity related to them, regardless of merit; 42) whether ongoing or any additional governmental investigations of alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks (renamed Nokia Solutions and Networks); 43) any impairment of NSN’s customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks

(renamed Nokia Solutions and Networks), as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors”. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki — January 23, 2014

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900 email: press.services@nokia.com

Investor Relations Europe, tel. +358 7180 34927

Investor Relations US, tel. +1 914 368 0555

Planned publication dates for interim reports in 2014

• report for Q1 2014: April 29, 2014

• report for Q2 2014 and January-June 2014: July 24, 2014

• report for Q3 2014 and January-September 2014: October 23, 2014

Publication of “Nokia in 2013”

Nokia plans to publish its “Nokia in 2013” annual report, which includes the review by the Board of Directors and the audited annual accounts, on March 31, 2014. The annual report will be available at www.nokia.com/financials, where you may also access our past quarterly and annual financial reports.

Nokia’s Annual General Meeting 2014

Nokia’s Annual General Meeting 2014 is scheduled to be held on June 17, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2014	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal